[Chapman and Cutler LLP Letterhead]

September 3, 2021

VIA EDGAR CORRESPONDENCE

Kimberly Browning
Senior Counsel, Division of Investment Management
United States Securities and Exchange Commission
BrowningK@sec.gov

John Kernan
Staff Accountant, Division of Investment Management
United States Securities and Exchange Commission
kernanjo@sec.gov

Re:	Innovator ETFs Trust
File No. 333-258277

Dear Ms. Browning and Mr. Kernan:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑14 (the “N-14 Registration Statement”) for Innovator ETFs Trust (the “Trust I” or the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on July 29, 2021 for Laddered Fund of U.S. Equity Power Buffer ETFs™, a series of Trust I (the “BUFF Acquiring Fund”), Innovator S&P Investment Grade Preferred ETF, as series of Trust I (the “EPRF Acquiring Fund” and collectively with the BUFF Acquiring Fund, the “Acquiring Funds”), Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™, a series of Innovator ETFs Trust II, and Innovator S&P Investment Grade Preferred ETF, as series of Trust II (the “EPRF Acquired Fund”, and collectively with the BUFF Acquired Fund, the “Acquired Funds”). The N-14 Registration Statement relates to the proposed reorganizations of the BUFF Acquired Fund with and into the BUFF Acquiring Fund and the EPRF Acquired Fund with and into the EPRF Acquiring Fund (each a “Reorganization” and collectively, the “Reorganizations”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

To the extent the N-14 Registration Statement is incomplete, confirm that the Registrant will file a pre-effective amendment completing all sections.

Response to Comment 1

The Registrant confirms it will file a completed pre-effective amendment to the N-14 Registration Statement, case updated with comments received from the Staff.

Comment 2 – BUFF Acquired Fund and BUFF Acquiring Fund Name Change

The Staff requests the Registrant provide Staff with a description of the filing the process to update the name of the BUFF Acquired Fund and the BUFF Acquiring Fund

Response to Comment 2

On August 25, 2021 the BUFF Acquired Fund filed a new prospectus and statement of additional information as a supplement pursuant to Rule 497(e), as well as a summary prospectus pursuant to Rule 497(k). These filings were made after communication with the Staff and were made solely to update the BUFF Acquired Fund’s name from “Innovator Laddered Fund of S&P 500 Power Buffer ETFs” to Innovator Laddered Fund of U.S. Equity Power Buffer ETFs”. The Underlying ETFs held by the BUFF Acquired Fund were also updated to reflect changes in the name of such funds. In the post-effective amendment filed by Trust I, the names of the underlying ETFs held by the BUFF Acquiring Fund were also updated in the same manner solely to reflect the change in the respective names of the underlying “Power Buffer” ETFs that are held by the BUFF Acquired Fund. The shell registration statement for the BUFF Acquiring Fund did not reference these updated names. [The BUFF Acquiring Fund’s name will be updated in a pre-effective amendment to its shell registration statement.]

Comment 3 – General

The Staff requests confirmation that the N-14 Registration Statement will comply with Rule 6c-11 under the Investment Company Act of 1940, as amended (the “1940 Act”) upon effectiveness. Please confirm that the Acquiring Funds includes the necessary disclosure to be in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 3

The Registration confirms the N-14 Registration Statement complies with Rule 6c-11 and complies with the requirements of Form N-1A.

Comment 4 – General

The Staff notes that certain service providers of the Acquiring Funds (such as transfer agent and the custodian) are contracting with each Acquiring Fund under Trust I to pay for these services. Explain in supplemental correspondence whether the Acquiring Funds can be held liable for those expenses in the event of a default by the Adviser. If the Acquiring Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 4

Trust I, on behalf of each Acquiring Fund, pays the compensation of the Acquiring Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of each Acquiring Fund, pays such Acquiring Fund’s ordinary operating expenses, including amounts due to the Acquiring Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of each Acquiring Fund’s ordinary operating expenses, while such Acquiring Fund accrues and bears those expenses in an amount equal to the unitary fee. The Adviser would only directly bear a Acquiring Fund’s ordinary operating expenses if the assets of such Acquiring Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Acquiring Fund’s ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse the Acquiring Fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, the Acquiring Funds bear its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 5 – General

The Staff notes it gave certain comments to the registration statements filed by the BUFF Acquiring Fund and EPRF Acquiring Fund. To the extent such comments require corresponding updates to the N-14 Registration Statement, please confirm the Registrant will make such updates.

Response to Comment 5

The Registrant confirms it has updated the N-14 Registration Statement in accordance with comments given by the Staff in relation to the BUFF Acquiring Fund and EPRF Acquiring Fund registration statements, as reflected in Exhibit A.

Comment 6 – General

The Staff notes that the series and class need to be updated to reference the new name for the BUFF Acquiring Fund. Please explain to the Staff how this will be revised.

Response to Comment 6

The Series and Class identifiers will be updated to the new name of the fund, Innovator Laddered Fund of U.S. Equity Power Buffer ETFs, prior to the pre-effective amendment that will be filed for the N-14 Registration Statement.

Comment 7 – General

The Staff requests the Registrant, in a supplemental representation to the Staff, confirm that in the future should the Registrant determine to change its principal strategy to one not based on achieving its investment objectives in instruments not linked to the S&P 500, it would advise shareholders of such change at least 60 days in advance of such change.

Response to Comment 7

The Registrant represents that in the future, if the Registrant changes its principal strategy to be one not based on achieving its investment objectives in instruments linked to the S&P 500, it will advise shareholders of such change at least 60 days in advance of such change taking effect.

Comment 8 – General

The Staff notes that the reorganizations date lists “on or about [October 9], 2021”. Please explain to the Staff in supplemental correspondence why “on or about” is not a definitive date. The Staff requests the Registrant use whatever date is used consistently throughout the document.

Response to Comment 8

Pursuant to plain-English disclosure practices, “on or about” is included to provide flexibility for the closing date in the event an operational delay occurs and informs shareholders of the possibility of such occurrence. In accordance with the Staff’s comment, the disclosure has been updated to be consistent throughout the entirety of the N-14.

Comment 9 – N-14 Registration Statement

The Staff notes the following statement contained in the N-14 Registration Statement:

“The primary purpose of the Reorganizations is to provide the Acquired Funds with the potential for enhanced operational efficiencies and reduced operational expenses.”

For purposes of a fair and balanced representation, wherever statements such as the above appear, wherein the sought-after goals or potential benefits are listed, the Staff requests the Registrant temper such goals with clarification that the goals or benefits may not be achieved, that the benefits are not guaranteed.

Additionally, in explaining the reasons for the Reorganizations, please include specific details in the deliberation section. The Staff believes this needs to be enhanced to provide additional clarity. The Staff requests the Registrant clarify what “enhance operational efficiencies and reduce operational expenses” specifically means so that a reasonable shareholder may understand what is meant. The Staff objects to generic statements, which these are in the view of the Staff.

Response to Comment 9

In accordance with the Staff’s comments, the above disclosure has been revised as below:

“The primary purpose of the Reorganizations is to provide the Acquired Funds with the potential for enhanced operational efficiencies and reduced operational expenses, however such benefits are not guaranteed.”

Additionally, the Registrant confirms that it has made corresponding changes throughout the N-14 Registration Statement, and has made changes to clarify what “enhance operational efficiencies and reduce operational expenses” means, as shown below:

Specifically, management of the Trusts must currently perform certain accounting, compliance, disclosure and reporting tasks that are required at each Trust level. These activities are subject to operational errors that have the potential to be reduced to the extent each of the Innovator funds resided in a single trust. The Reorganization would permit the elimination of certain duplicative activities which could reduce the potential for these operational errors.

Comment 10 – N-14 Registration Statement

The Staff notes the following disclosure in the N-14 Registration Statement:

“The BUFF Acquiring Fund and EPRF Acquiring Fund are each a newly created series of Trust I, designed to be substantially similar to the respective Acquired Fund from an investment perspective and established in connection with the Reorganizations.”

The Staff notes across the N-14 filing, the standard is one of materiality. The Staff requests the disclosure be revised to indicate that there are no material differences or say that the disclosure is identical. If there are material differences those must be disclosed. Make sure it is clear there are no material differences.

Response to Comment 10

In accordance with the Staff’s comments the N-14 Registration Statement has been revised to indicate that disclosure is the same, and there are no material differences.

Comment 11 – N-14 Registration Statement

The Staff notes the below disclosure (and any related disclosure throughout the filing) should be enhanced to show a determination by each board that the Reorganizations are in the best interest for each fund’s shareholders as well:

“After careful consideration, the Board of each of Trust I and Trust II, . . . concluded that: (i) the Reorganizations are in the best interests of each Fund; and (ii) the interests of the shareholders of each Fund will not be diluted as a result of the Reorganizations.”

Response to Comment 11

The referenced disclosure has been revised in accordance with the Staff’s comment, as shown below:

After careful consideration, the Board of each of Trust I and Trust II, . . . concluded that: (i) the Reorganizations are in the best interests of each Fund and its respective shareholders; and (ii) the interests of the shareholders of each Fund will not be diluted as a result of the Reorganizations.

Comment 12 – N-14 Registration Statement

The Staff notes that the N-14 Registration Statement provides that each Reorganization is “intended” to be a tax-free reorganization. The Staff requests that this should be a more definitive statement, and if the Reorganizations being tax-free is a condition and/or receiving a tax opinion providing that the Reorganizations are tax-free is a non-waivable condition to close, such conditions should be made clear to shareholders.

Response to Comment 12

The disclosure has been updated to confirm that each Reorganization will be tax-free.

Comment 13 – General

Provide the Staff with a supplemental representation that each Acquiring Fund will not sell any shares until each Reorganization is consummated.

Response to Comment 13

The Registrant represents that no shares of either Acquiring Fund will be sold until the Reorganization is consummated.

Comment 14 – N-14 Registration Statement

The Staff notes the N-14 Registration Statement references Rule 17a–8 and that no action is required regarding the Reorganizations by shareholders. The Staff requests additional disclosure be added later in the N-14 Registration Statement to explain what that means to a reasonable shareholder, as well as add a cross reference in the introduction to indicate where such explanation may be found.

Response to Comment 14

In accordance with the Staff’s comment, the disclosure has been revised. The below disclosure has been added to the N-14 Registration Statement as the last paragraph in the “Background to the Reorganization” section:

“In addition, under Rule 17a-8 under the 1940 Act, a vote of the shareholders of an Acquired Fund is not required if as a result of the Reorganization: (i) there is no policy of the Acquired Fund that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities that is materially different from a policy of the Acquiring Fund; (ii) the Acquiring Fund’s advisory contract is not materially different from that of the Acquired Fund; (iii) the Independent Trustees of the Acquired Fund who were elected by its shareholders will comprise a majority of the Independent Trustees of the Board overseeing the Acquiring Fund; and (iv) after the Reorganization, the Acquiring Fund will not be authorized to pay fees under a 12b-1 plan that are greater than fees authorized to be paid by the Acquired Fund under such a plan. The Reorganizations meet all of these conditions, and, therefore, a vote of shareholders is not required for either Reorganization under the 1940 Act.”

Comment 15 – N-14 Registration Statement

The Staff notes the following disclosure in the “Background to the Reorganizations” section:

“there is no difference in the investment objectives and strategies employed by the Acquired Fund and the respective Acquiring Fund.”

The disclosure should be expanded to include risks, policies, and fundamental and non-fundamental investment policies throughout the document and to have such disclosure be consistent throughout the document.

Response to Comment 15

The N-14 Registration Statement has been updated in accordance with the Staff’s comment.

Comment 16 – N-14 Registration Statement

In relation to the comparison of Massachusetts versus Delaware law, the Staff requests the Registrant supplementally confirm that the N-14 Registration Statement is in compliance with Item 4(a)(5) of Form N-14.

Response to Comment 16

The Registrant confirms that the N-14 Registration Statement is in compliance with Item 4(a)(5) of Form N-14.

Comment 17 – N-14 Registration Statement

The Staff notes the following disclosure and requests it is enhanced to refer to both fundamental and non-fundamental investment policies:

“The Boards also evaluated and discussed: (i) that there will be no differences between the respective Acquired Fund and Acquiring Fund’s investment objective, strategies, policies, fees and risks; and (ii) the specific terms of each Plan of Reorganization, which are discussed in more detail below under “Board Considerations Relating to the Reorganizations”

Response to Comment 17

In accordance with the Staff’s comment, the N-14 Registration Statement has been updated as shown below:

“The Boards also evaluated and discussed: (i) that there will be no differences between the respective Acquired Fund and Acquiring Fund’s investment objective, strategies, fundamental and non-fundamental investment policies, fees and risks; and (ii) the specific terms of each Plan of Reorganization, which are discussed in more detail below under “Board Considerations Relating to the Reorganizations”

Comment 18 – N-14 Registration Statement

The Staff requests the Registrant consider briefly enhancing the bullets regarding the sub-adviser to consider that the services provided by the sub-adviser will not change.

Response to Comment 18

In accordance with the Staff’s comment the below disclosure has been added to contemplate the sub-adviser’s services not changing, as shown below:

“The services provided by Innovator and Penserra to the Acquiring Funds will not change from those currently provided by Innovator and Penserra to the Acquired Funds.”

Comment 19 – N-14 Registration Statement

The Staff requests supplemental confirmation that there will not be any reimbursement sought by the Registrant in connection with the Reorganizations. Additionally, please clarify the nature of the costs of the Reorganizations, and if costs are excluded from such estimate please clearly describe those. If no such costs are excluded, please confirm supplementally that is the case.

Response to Comment 19

The Adviser is bearing all costs of the Reorganizations and no reimbursement or expenses are excluded. The N-14 Registration Statement has been updated to provide the below in the “Wh bears the expenses associated with the Reorganizations” subsection:

Innovator has agreed to pay the legal, auditor/accounting, registration, and administrative and other costs associated with the Reorganizations, including, but not limited to, brokerage, trading taxes and other transaction costs, associated with each Fund’s participation in the Reorganizations.

Comment 20 – N-14 Registration Statement

In supplemental correspondence to the Staff, pleases confirm whether there will be any significant portfolio repositioning in connection with the Reorganizations and whether there will be any portfolio repositioning and/or brokerage costs.

Response to Comment 20

The Registrant confirms there will be no portfolio repositioning nor brokerage costs in connection with the Reorganizations.

Comment 21 – N-14 Registration Statement

The Staff notes the subsection “Where can I get more information?” should be updated to include the dates for the Acquired Funds prospectus and SAI. Please explain to the Staff why the Registrant is not incorporating by reference and whether this is in compliance with Form N-14. The Staff notes hyperlinks should be provided for any documents that are being incorporated by reference in accordance with Rule 4-11 under the Securities Act of 1933, as amended and Rule 0-4 under the 1940 Act. The subsection should also include the semi-annual financials for each Acquired Fund. The Staff also notes that the financial statements and financial highlights that are incorporated by reference must be hyperlinked as well.

Response to Comment 21

The N-14 Registration Statement has been updated in accordance with the Staff’s comment to incorporate by reference each Acquired Fund’s prospectus, statement of additional information and semi-annual report. The N-14 Registration Statement has also been updated to hyperlink the financial statements and financial highlights that are incorporated by reference.

Comment 22 – N-14 Registration Statement

The Staff notes that the fee tables used by the N-14 Registration Statement uses data as of October 31, 2020. Please confirm to the Staff supplementally that the pro forma fee tables reflect the most recent financial information available. The Staff notes Item 3 of Form N-14, and requests confirmation that the expenses of the relevant funds are still current.

Response to Comment 22

The N-14 Registration Statement has been updated to reflect fees as of the date of the information statement/prospectus in accordance with the Staff’s comment.

Comment 23 – N-14 Registration Statement

The Staff requests disclosure regarding the fund’s policies for changing non-fundamental policies and changing the 80% policies be added to the N-14 Registration Statement.

Response to Comment 23

The requested disclosure has been added in accordance with the Staff’s comment.

Comment 24 – N-14 Registration Statement

The Staff requests the below disclosure from the Principal Investment Strategy from the BUFF Acquiring Fund prospectus be added to the N-14 Registration Statement:

However, the Fund may not benefit from the Cap or buffer of an Underlying ETF. It is possible that all of the Underlying ETFs will have exceeded its respective Cap or that none of the Underlying ETFs will have a buffer against losses relative to their respective Outcome Periods. Such circumstance may continue until the beginning of the next month, at which point an Underlying ETF resets its buffer protection level and applicable Cap. In addition, for any given time period, the performance available for any single or group of Underlying ETF may exceed the exposures to Caps that the Fund has in owning all of the Underlying Funds. Similarly, for any given time period, the potential for a buffer against losses may be greater when owning a single or group of Underlying ETF that has more ability to benefit from a buffer than the buffer available by owning all of the Underlying ETFs. See “Risks – Fund-of-Funds Risk”.

Response to Comment 24

The N-14 Registration Statement has been updated in accordance with the Staff’s comment.

Comment 25 – N-14 Registration Statement

The Staff notes that “Board Considerations Relating to the Reorganization” section should discuss any materials received by any party that was not the adviser, and should disclose and explain the nature of those parties. In the event the Board did not receive any materials from parties other than the adviser, the Registrant should supplementally confirm to the Staff that was not the case and explain why such input was not sought or provided.

Response to Comment 25

In connection with the Board meeting, Chapman and Cutler LLP, counsel to each of the Funds and the Adviser, provided background materials, legal analyses and other information to the Board regarding, among other things, the topics discussed below and responded to questions raised by the Board at those meetings. Such disclosure has been added to contemplate these materials.

Comment 26 – N-14 Registration Statement

The Staff notes that on page 20, the Registrant refers to “fundamental investment restrictions” while “fundamental investment policies” is used elsewhere in the document. The Staff requests the N-14 Registration Statement be revised to use consistent disclosure throughout.

Response to Comment 26

The N-14 Registration Statement has been revised in accordance with the Staff’s comment.

Comment 27 – N-14 Registration Statement

The Staff requests additional disclosure be added to contemplate any material adverse considerations by the Boards with respect to the Reorganizations. If there were none, supplementally confirm to the Staff.

Response to Comment 27

The Registrant confirms there were no material adverse considerations by the Boards with respect to the Reorganizations.

Comment 28– N-14 Registration Statement

The Staff requests disclosure be added to any considerations the Board gave to the fact that the non-fundamental policies are identical between the respective Acquired Fund and Acquiring Fund. The Staff requests attendant disclosure be added.

Response to Comment 28

The Registrant has updated the “Board Considerations Relating to the Reorganization” section to contemplate each Fund’s non-fundamental policies.

Comment 29 – N-14 Registration Statement

The Staff notes the following disclosure:

“The foregoing is a very general summary of certain provisions of the Trust I and Trust II instruments and By-Laws governing the Funds. It is qualified in its entirety by reference to the respective trust instruments, By-Laws and each Fund’s SAI.”

The Staff notes that the disclosure should reflect the material terms of the relevant instruments. The Staff requests the statement be revised to make clear that the information presented reflects the material terms of the instruments.

Response to Comment 29

The N-14 Registration Statement has been revised in accordance with the Staff’s comment.

Comment 30 – N-14 Registration Statement

The Staff suggests the Registrant consider revising the comparison of Massachusetts versus Delaware in Exhibit B to show a side-by-side comparison. The Staff also notes another disclaimer is contained in Exhibit B and notes the material terms should be disclosed, and that such disclosure be revised to make clear that the material terms are disclosed.

Response to Comment 30

The Registrant notes that its disclosure complies with the requirements of N-14 and therefore respectfully declines to revise Exhibit B to provide a side-by-side comparison.

Comment 31 – N-14 Registration Statement

The Staff notes that the risks section for the EPRF Acquired Fund and EPRF Acquiring Fund, there is no discussion of the credit quality of underlying issues that comprise the EPRF Index. The Staff requests attendant risk disclosure is added to contemplate applicable ratings and rating quality of the underlying securities. The concentration risk should also be revised to reference the financials concentration of the EPRF Acquired Fund.

Response to Comment 31

The N-14 Registration Statement has been revised in accordance with the Staff’s comment, and is listed below for the Staff’s reference:

“Credit Ratings Risk. The Index invests in securities rated “investment grade” by S&P, Moody’s or Fitch. Using credit ratings to evaluate the creditworthiness of debt securities can involve certain risks. Ratings assigned by the rating agencies are based upon an analysis completed of the issuer’s credit history and ability to pay interest and repay principal. An investment grade rating generally signifies that a credit rating agency considers the current quality of the security to be sufficient to provide reasonable assurance of the issuer’s ability to meet its obligation to security-holders. Rating agencies typically rely to a large extent on historical data which may not accurately represent present or future circumstances. Ratings do not purport to reflect the risk of fluctuations in market value of the debt security and are not absolute standards of quality and only express the rating agency’s current opinion of an obligor’s overall financial capacity to pay its financial obligations. A credit rating is not a statement of fact or a recommendation to purchase, sell or hold a debt obligation. Also, credit quality can change suddenly and unexpectedly, and credit ratings may not reflect the issuer’s current financial condition or events since the security was last rated. Rating agencies may have a financial interest in generating business, including from the arranger or issuer of the security that normally pays for that rating, and providing a low rating might affect the rating agency’s prospects for future business. While rating agencies have policies and procedures to address this potential conflict of interest, there is a risk that these policies will fail to prevent a conflict of interest from impacting the rating.

“Concentration Risk. To the extent that the Index concentrates in the securities of issuers in a particular industry or sector, the Fund will also concentrate its investments to approximately the same extent. The Fund may be susceptible to loss due to adverse occurrences to the extent that the Fund’s investments are concentrated in a particular issuer or issuers, region, market, industry, group of industries, sector or asset class. As of the date of this prospectus, the Fund is concentrated in the financials sector. See the “Financials Risk” for more information.”

Comment 32 – N-14 Registration Statement

The Staff notes that the legality opinions must be complete opinions and not “form of” opinions. These should be in compliance with Corp. Fin. Staff Legal Bulletin 19.

Response to Comment 32

The Registrant confirms the legality opinions filed will be complete and executed legality opinion and tax opinion which will each be in compliance with Corp. Fin Staff Legal Bulletin 19.

Comment 33 – N-14 Registration Statement

The Staff requests the Registrant add an undertaking that will file by post-effective amendment an opinion of counsel or copy of an IRS ruling supporting the tax consequences of the Reorganizations within a reasonable time within receipt of opinion or ruling. The tax opinion should comply with Corp. Fin. Staff legal Bulletin 19, including the inclusion of consent in the opinion. The Staff requests the undertakings from Item 17 of Form N-14 be added or explain to Staff for why these undertakings aren’t applicable.

Response to Comment 33

The Registrant confirms it will add such undertakings and will file completed legal opinions in accordance with the Staff’s comment.

Comment 34 – N-14 Registration Statement

The Staff requests the Registrant incorporate by reference the interim financial statements for the semi-annual period ending April 30, 2021, as the audited financial statements will not be within 245 days of N-14 effectiveness.

Response to Comment 34

The N-14 Registration Statement has been updated in accordance with the Staff’s comment to incorporate by reference the interim financial statements.

Comment 35 – N-14 Registration Statement

The Staff requests a statement be added to provide that if applicable, there are no material differences in the accounting policies of the Acquiring Funds and respective Acquired Fund.

Response to Comment 35

The Registrant confirms there are no material differences in accounting policies, and has revised the N-14 Registration Statement in accordance with the Staff’s comment. The referenced disclosure is added as the last sentence of the subsection “How will the Reorganizations affect me?” and is shown below:

“There are no material differences in the accounting policies of the Acquiring Funds and each respective Acquired Fund.”

Comment 36 – N-14 Registration Statement

The Staff requests the Registrant consider revising the following disclosure to recognize that potential reductions in operational expenses accruing in the Reorganizations may accrue to benefit of the Adviser.

“The primary purpose of the Reorganizations is to provide the Acquired Funds with the potential for enhanced operational efficiencies and reduced operational expenses.”

Response to Comment 36

In accordance with the Staff’s comment, the “Board Considerations Relating to the Reorganizations” section of the N-14 Registration Statement has been revised to include the below as the first sentence of the last paragraph:

“The Board also considered that the potential reduction in operational expenses as a result of the Reorganizations may accrue to the benefit of the Adviser.”

Comment 37 – N-14 Registration Statement

The Staff requests the Registrant consider modifying the following statement that indicates that the Acquiring Fund will be the accounting survivor:

“For financial statement purposes, the BUFF Acquiring Fund and EPRF Acquiring Fund will be the accounting survivors for each respective Acquired Fund following its Reorganization. Each Acquired Fund’s operating history will be used for financial reporting purposes for the respective Acquiring Fund.”

Response to Comment 37

The referenced disclosure has been revised as shown below:

“For financial statement purposes, each Acquiring Fund, as the legal survivor, will take on the financial history of the respective Acquired Fund, as the accounting survivor following its Reorganization. Each Acquired Fund’s operating history will be used for financial reporting purposes for the respective Acquiring Fund.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Securities Act File No. 333-258277

As filed with the Securities and Exchange Commission on September [ ], 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM N‑14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre‑Effective Amendment No. 1	☒
Post‑Effective Amendment No.	☐

Innovator ETFs Trust

(Exact Name of Registrant as Specified in Charter)

109 North Hale Street
Wheaton, Illinois 60187

(Address of Principal Executive Office)

Registrant’s Telephone Number, including Area Code: (800) 208-5212

Corporation Service Company

2711 Centerville Road, Suite 400
Wilmington, New Castle County, Delaware 19808

(Name and Address of Agent for Service)

Copy to:

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

_________________________

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Shares of Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™ and Innovator S&P Investment Grade Preferred ETF. each a separate series of the Registrant. The Registrant has registered an indefinite amount of securities pursuant to Rule 24f‑2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith in reliance upon Section 24(f).

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

i

Innovator ETFs Trust II

Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™

Innovator S&P Investment Grade Preferred ETF

109 North Hale Street
Wheaton, Illinois 60187
www.innovatoretfs.com
1-800-208-5212

September [_], 2021

Dear Shareholder:

We are writing to inform you of an important matter concerning your investment in the Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™ (the “BUFF Acquired Fund”) and/or Innovator S&P Investment Grade Preferred ETF (the “EPRF Acquired Fund” and collectively with the BUFF Acquired Fund, the “Acquired Funds”). At a meeting held on June 16, 2021, the Board of Trustees (the “Board”) of each of Innovator ETFs Trust II (the “Trust II”) on behalf of the Acquired Funds, and Innovator ETFs Trust (the “Trust I”) on behalf of each of Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™ (the “BUFF Acquiring Fund”) and Innovator S&P Investment Grade Preferred ETF (the “EPRF Acquiring Fund” and collectively with the BUFF Acquiring Fund, the “Acquiring Funds”), approved separate reorganization agreements (each a “Plan of Reorganization” and collectively the “Agreements”) pursuant to which the BUFF Acquired Fund will be reorganized with and into the BUFF Acquiring Fund and the EPRF Acquired Fund will be reorganized with and into the EPRF Acquiring Fund (each, a “Reorganization” and collectively, the “Reorganizations”). The primary purpose of the Reorganizations is to provide the Acquired Funds with the potential for enhanced operational efficiencies and reduced operational expenses, however such benefits are not guaranteed. The Acquired Funds are the two remaining series of Trust II, with each other series in the Innovator exchange-traded fund complex in Trust I. Following the Reorganizations, Trust II will be terminated, and each series of Innovator exchange-traded funds will reside in a single trust, Trust I. The BUFF Acquiring Fund and EPRF Acquiring Fund are each a newly created series of Trust I, designed to be the same in all material respects to the respective Acquired Fund from an investment perspective and established in connection with the Reorganizations.

After careful consideration, the Board of each of Trust I and Trust II, including a majority of the Trustees who are not “interested persons” of the Acquiring Funds or Acquired Funds, as that term is defined in the Investment Company Act of 1940, as amended (the “Independent Trustees”), approved each Plan of Reorganization. After considering the recommendation of Innovator Capital Management, LLC (“Innovator”), the investment adviser to each Acquired Fund and Acquiring Fund, the Board of Trust I and Trust II, including a majority of the Independent Trustees, concluded that: (i) the Reorganizations are in the best interests of each Fund and its respective shareholders; and (ii) the interests of the shareholders of each Fund will not be diluted as a result of the Reorganizations.

To implement the Reorganizations, each Acquired Fund will transfer all of its assets to the respective Acquiring Fund in exchange for shares of such Acquiring Fund and the assumption by such Acquiring Fund of all of the liabilities of the respective Acquired Fund. Effective on or about [October 9], 2021 (the “Closing Date”), you will own shares in the respective Acquiring Fund equal in net asset value to the shares of each Acquired Fund held by you immediately prior to the Closing Date. No sales charge, redemption fees or other transaction fees will be imposed in the Reorganization. The Reorganization of each Acquired Fund into each Acquiring Fund will be a tax‑free reorganization for Federal income tax purposes.

NO ACTION ON YOUR PART IS REQUIRED REGARDING THE REORGANIZATION. YOU WILL AUTOMATICALLY RECEIVE SHARES OF THE BUFF ACQUIRING FUND OR THE EPRF ACQUIRING FUND IN EXCHANGE FOR YOUR SHARES OF THE BUFF ACQUIRED FUND OR EPRF ACQUIRED FUND, RESPECTIVELY, AS OF THE CLOSING DATE. THE BOARD OF TRUST I AND TRUST II IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

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If you have any questions regarding the attached Information Statement/Prospectus or other materials, please contact the Acquired Funds at 1‑800‑208‑5212.

By Order of the Board of Trustees of the Innovator ETFs Trust II, H. Bruce Bond President and Principal Executive Officer

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The information in this Combined Information Statement/Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Combined Information Statement/Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
September 3, 2021

COMBINED INFORMATION STATEMENT/PROSPECTUS

Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™
Innovator S&P Investment Grade Preferred ETF

Dated [__], 2021

This document is an information statement for each Acquired Fund (as defined below) and a prospectus for each Acquiring Fund (as defined below). The mailing address and telephone number for each Acquired Fund is:

109 North Hale Street

Wheaton, Illinois 60187

(800) 208‑5212

www.innovatoretfs.com

This Combined Information Statement/Prospectus contains information you should know about the reorganizations (each, a “Reorganization” and collectively, the “Reorganizations”), with respect to your “Acquired Fund,” as indicated below. As used in this Combined Information Statement/Prospectus, references to the “Acquiring Funds” when used together with references to the Acquired Funds, are collectively referred to as the “Funds”, and as applicable, a “Fund”. You should read this document carefully and retain it for future reference.

Shares of the Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™ (the “BUFF Acquiring Fund”) and Innovator S&P Investment Grade Preferred ETF (the “EPRF Acquiring Fund”, collectively with the BUFF Acquiring Fund, the “Acquiring Funds”), each a newly created series of Innovator ETFs Trust (“Trust I”), have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”). The SEC has not passed upon the adequacy of this Combined Information Statement/Prospectus. Any representation to the contrary is a criminal offense.

An investment in either the Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™ (the “BUFF Acquired Fund”) and Innovator S&P Investment Grade Preferred ETF (the “EPRF Acquired Fund” and collectively with the BUFF Acquired Fund the “Acquired Funds”) or the Acquiring Funds is not a bank deposit and is not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other government agency.

This Combined Information Statement/Prospectus sets forth information about the Acquiring Funds that an investor needs to know before investing. Please read this Combined Information Statement/Prospectus carefully before investing and keep it for future reference.

The date of this Combined Information Statement/Prospectus is ______, 2021.

For more complete information about the Acquired Funds, please read the Prospectus and Statement of Additional Information of the Acquired Funds, as they may be amended and/or supplemented. The Acquired Funds’ Prospectus and Statement of Additional Information, and other additional information about each Acquired Fund, have been filed with the SEC (www.sec.gov) and are available upon written or oral request and without charge by writing to the address above or calling the following toll‑free number: 1‑800‑208‑5212.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIESOR PASSED ON THE ACCURACY OR ADEQUACY OF THIS COMBINED INFORMATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

SECTION A – REORGANIZATIONS	1

Introduction	1
Background to the Reorganization	1
Questions and Answers/Synopsis	3

SYNOPSIS OF REORGANIZATION 1: COMPARISON OF BUFF ACQUIRING FUND AND BUFF ACQUIRED FUND	7

Comparison of BUFF Acquired Fund and BUFF Acquiring Fund	7
Comparison of Fees and Expenses	7
Comparison of Investment Objectives and Principal Investment Strategies	8
Comparison of Fundamental Investment Policies	11
Comparison of Principal Risks	11
Comparison of Management of the Funds	13
Comparison of Performance	13
Payments to Broker-Dealers and Other Financial Intermediaries	15

SYNOPSIS OF REORGANIZATION 2: COMPARISON OF EPRF ACQUIRING FUND AND EPRF ACQUIRED FUND	15

Comparison of EPRF Acquired Fund and EPRF Acquiring Fund	15
Comparison of Fees and Expenses	15
Comparison of Investment Objectives and Principal Investment Strategies	16
Comparison of Fundamental Investment Policies	18
Comparison of Principal Risks	18
Comparison of Management of the Funds	19
Comparison of Performance	20
Payments to Broker-Dealers and Other Financial Intermediaries	21

SECTION B — ADDITIONAL INFORMATION ABOUT EACH REORGANIZATION	22

Terms of Each Reorganization	22
Board Considerations Relating to the Reorganization	22
Certain Federal Income Tax Consequences	23
Capital Loss Carryforwards	25
Capitalization	26
Comparison of Forms of Organization and Shareholder Rights	26

EXHIBIT A-1 BUFF AGREEMENT OF PLAN AND OF REORGANIZATION	A‑1

EXHIBIT A-2 EPRF AGREEMENT OF PLAN AND OF REORGANIZATION	A‑2

EXHIBIT B COMPARISON OF ORGANIZATIONAL DOCUMENTS AND SHAREHOLDER RIGHTS	B‑1

EXHIBIT C MORE INFORMATION ABOUT THE ACQUIRING FUNDS AND THE

ACQUIRING FUNDS	C‑1

EXHIBIT D OWNERSHIP OF FUND SHARES AND FINANCIAL HIGHLIGHTS	D‑1

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SECTION A – REORGANIZATIONS–

The following information describes the Reorganizations of the Acquired Funds into the corresponding Acquiring Fund, each a newly created series of Trust I. The following is a summary of more complete information appearing later in this Combined Information Statement/Prospectus or incorporated by reference herein. You should read carefully the entire Combined Information Statement/Prospectus, including each form of Agreement and Plan of Reorganization attached as Exhibit A-1 and Exhibit A-2, because each contains details that are not in the summary.

Introduction

This combined information statement/prospectus, dated _______, 2021 (the “Combined Information Statement/Prospectus”), is being furnished to shareholders of each respective Acquired Fund in connection with an Agreement and Plan of Reorganization between the BUFF Acquired Fund and the BUFF Acquiring Fund, as well as an Agreement and Plan of Reorganization between the EPRF Acquired Fund and the EPRF Acquiring Fund (each a “Plan of Reorganization” and collectively, the “Agreements”).

Pursuant to the Agreements:

●

the BUFF Acquired Fund will (i) transfer all of its assets and liabilities to the BUFF Acquiring Fund in exchange for shares of the BUFF Acquiring Fund having an aggregate net asset value (“NAV”) equal to the value of the net assets of the BUFF Acquired Fund transferred to the BUFF Acquiring Fund as of the time of valuation specified in its Plan of Reorganization; and (ii) the distribution of shares of the BUFF Acquiring Fund to shareholders of the BUFF Acquired Fund in proportion to their holdings in the BUFF Acquired Fund, resulting in complete liquidation of the BUFF Acquired Fund.

●

the EPRF Acquired Fund will (i) transfer all of its assets and liabilities to the EPRF Acquiring Fund in exchange for shares of the EPRF Acquiring Fund having an aggregate NAV equal to the value of the net assets of the EPRF Acquired Fund transferred to the EPRF Acquiring Fund as of the time of valuation specified in its Plan of Reorganization; and (ii) the distribution of shares of the EPRF Acquiring Fund to shareholders of the EPRF Acquired Fund in proportion to their holdings in the EPRF Acquired Fund, resulting in complete liquidation of the EPRF Acquired Fund.

As further described below, at a meeting held on June 16, 2021, the Board of Trustees of the Innovator ETFs Trust II (“Trust II”), on behalf of each Acquired Fund, and the Board of Trustees of the Innovator ETFs Trust (“Trust I”) on behalf of each Acquiring Fund, approved the Agreements. A copy of each Plan of Reorganization is attached to this Combined Information Statement/Prospectus as Exhibit A-1 and Exhibit A-2. Shareholders should read this entire Combined Information Statement/Prospectus, including the exhibits, carefully.

NO ACTION IS REQUIRED REGARDING THE REORGANIZATIONS. THE ACQUIRED FUNDS ARE RELYING ON RULE 17a‑8 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND SHAREHOLDERS OF THE ACQUIRED FUNDS ARE NOT BEING ASKED TO VOTE ON OR APPROVE ITS PLAN OF REORGANIZATION. THE BOARD OF TRUSTEES OF TRUST I AND TRUST II ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

Background to the Reorganization

The Acquired Funds are each series of the Innovator ETFs Trust II, which was organized as a Massachusetts business trust on December 17, 2013 and is authorized to issue an unlimited number of shares in one or more series. On April 1, 2018, Trust II changed its name from the “Elkhorn ETF Trust” to “Innovator ETFs Trust II”. Trust II is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The EPRF Acquired Fund incepted on May 23, 2016, and is a separate series of Trust II. The BUFF Acquired Fund incepted October 19, 2016, and is a separate series of Trust II. On April 10, 2018, the Fund’s name changed from “Elkhorn Lunt Low Vol/High Beta Tactical ETF” to “Innovator Lunt Low Vol/High Beta Tactical ETF.” On August 11, 2020, the Fund’s name changed from “Innovator Lunt Low Vol/High Beta Tactical ETF” to “Innovator Laddered Fund of S&P 500 Power Buffer ETFs™.” On August 25, 2021, the BUFF Acquired Fund’s name changed from “Innovator Laddered Fund of S&P 500 Power Buffer ETFs™” to “Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™”. The EPRF Acquired Fund and BUFF Acquired Fund are the only outstanding series of Trust II as of the date of this Combined Information Statement/Prospectus.

Each Acquired Fund is an index fund that seeks to provide investment results that generally correspond, before fees and expenses, to the performance of its respective underlying index, as set forth in the table below.

Acquired Fund	Underlying Index
Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™	Refinitiv Laddered Power Buffer Strategy Index
Innovator S&P Investment Grade Preferred ETF	S&P U.S. High Quality Preferred Stock Index

The BUFF Acquiring Fund and EPRF Acquiring Fund are each newly created series of Trust I. Trust I is a Delaware statutory trust organized on October 17, 2007. On August 11, 2017, Trust I changed its name from “Academy Funds Trust” to “Innovator ETFs Trust”. Trust I is an open-end management investment company, registered under the 1940 Act. Trust I has 73 outstanding series as of the date of this Combined Information Statement/Prospectus. Each Acquiring Fund’s underlying index is the same as that of the respective Acquired Fund.

Given that each Acquiring Fund seeks to track the performance of the same underlying index as the respective Acquired Fund, there is no difference in the investment objectives, risks, strategies, fundamental investment policies and non-fundamental investment policies employed by the Acquired Fund and the respective Acquiring Fund. The main differences between an Acquired Fund and its respective Acquiring Fund arise from the differences between being organized as a Massachusetts business trust and a Delaware statutory trust. The differences are examined more below under “Comparison of Forms of Organization and Shareholder Rights” and Exhibit B.

Innovator Capital Management, LLC (“Innovator” or the “Adviser”), an SEC‑registered investment adviser, serves as investment adviser to the Acquired Funds, each an investment company registered under 1940 Act. Innovator will also serve as investment adviser to the Acquiring Funds, also an investment company registered under the 1940 Act. The Adviser recommended to the Board of Trustees of Trust I and Trust II that it approve each Plan of Reorganization, pursuant to which the BUFF Acquired Fund will reorganize with and into the BUFF Acquiring Fund, a newly-created series of Trust I and the EPRF Acquired Fund will reorganize with and into the EPRF Acquiring Fund, a newly-created series of Trust I. Innovator believes, among other considerations, that the Reorganizations will provide the potential for enhanced operational efficiencies and reduced operational expenses, however such benefits are not guaranteed. Specifically, management of the Trusts must currently perform certain accounting, compliance, disclosure and reporting tasks that are required at each Trust level. These activities are subject to operational errors that have the potential to be reduced to the extent each of the Innovator funds resided in a single trust. The Reorganization would permit the elimination of certain duplicative activities which could reduce the potential for these operational errors. The individual officers and members of the Board of Trustees (“Trustees”) of Trust I are the same as those of Trust II (the Board of Trustees of Trust I and Trust II are respectively referred to herein as a “Board” and collectively, the “Boards”). The Board for Trust I currently oversees ___ funds, and the Acquired Funds are currently the only series of Trust II. Trust I and Trust II being separate legal entities presents certain operational inefficiencies that are expected to be mitigated by the completion of the Reorganizations. Following the Reorganizations, the funds advised by Innovator will each be a series of Trust I, and the officers and Trustees of Trust I will focus on managing a single entity.

On June 16, 2021, the Board of each of Trust I and Trust II, including a majority of the Trustees who are not “interested persons” of the Acquiring Funds or Acquired Funds, as that term is defined in the 1940 Act (the “Independent Trustees”), voted to approve each Plan of Reorganization. In approving each Plan of Reorganization, each Board, including a majority of the Independent Trustees, concluded that: (i) the Reorganization is in the best interests of each Fund and its respective shareholders; and (ii) the interests of the shareholders of each Fund will not be diluted as a result of the Reorganization. The Boards also considered and approved the terms and conditions of the Agreements.

At its meeting, the Boards received and evaluated materials provided by the Adviser regarding the Reorganization and its effect on the existing shareholders of the Acquired Funds. The Boards also evaluated and discussed: (i) that there will be no differences between the respective Acquired Fund and Acquiring Fund’s investment objective, strategies, fundamental and non-fundamental investment policies, fees and risks; and (ii) the specific terms of each Plan of Reorganization, which are discussed in more detail below under “Board Considerations Relating to the Reorganizations”

The Independent Trustees were assisted in their consideration of each Reorganization by their independent counsel. Before approving each Plan of Reorganization, the Independent Trustees met in executive session with their independent counsel to consider the materials provided by the Adviser relating to each Reorganization.

In addition, under Rule 17a-8 under the 1940 Act, a vote of the shareholders of an Acquired Fund is not required if as a result of the Reorganization: (i) there is no policy of the Acquired Fund that under Section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities that is materially different from a policy of the Acquiring Fund; (ii) the Acquiring Fund’s advisory contract is not materially different from that of the Acquired Fund; (iii) the Independent Trustees of the Acquired Fund who were elected by its shareholders will comprise a majority of the Independent Trustees of the Board overseeing the Acquiring Fund; and (iv) after the Reorganization, the Acquiring Fund will not be authorized to pay fees under a 12b-1 plan that are greater than fees authorized to be paid by the Acquired Fund under such a plan. The Reorganizations meet all of these conditions, and, therefore, a vote of shareholders is not required for either Reorganization under the 1940 Act.

Questions and Answers/Synopsis

What is the purpose of the Reorganizations?

The Acquired Funds are the remaining two series of Trust II. Innovator believes that by having all funds be under Trust I there is the potential for enhanced operational efficiencies and reduced operational expenses and the potential reduction of errors, however such benefits are not guaranteed. Specifically, management of the Trusts must currently perform certain accounting, compliance, disclosure and reporting tasks that are required at each Trust level. These activities are subject to operational errors that have the potential to be reduced to the extent each of the Innovator funds resided in a single trust. The Reorganization would permit the elimination of certain duplicative activities which could reduce the potential for these operational errors.

What actions did each Board take with respect to the Reorganizations?

After careful consideration and upon recommendation of Innovator, each Board has unanimously approved the Reorganizations.

How will the Reorganizations affect me?

Under the terms of each Plan of Reorganization, the EPRF Acquired Fund and BUFF Acquired Fund will each transfer all of its assets to the EPRF Acquiring Fund and the BUFF Acquiring Fund, respectively, and the Acquiring Funds will assume all of the liabilities of each respective Acquired Fund. Subsequently, the EPRF Acquired Fund will be liquidated and EPRF Acquired Fund shareholders will become a shareholder of the EPRF Acquiring Fund. Similarly, the BUFF Acquired Fund will be liquidated and BUFF Acquired Fund shareholders will become a shareholder of the BUFF Acquiring Fund. You will receive shares of either the BUFF Acquiring Fund or EPRF Acquiring Fund, as appropriate, that are equal in aggregate NAV to the shares of each respective Acquired Fund that you held immediately prior to the Closing Date (as defined below) (although you will receive cash for your fractional shares of the Acquired Funds). Each of the Acquired Funds trade on the Cboe BZX Exchange, Inc. (the “Exchange”) and the shares of the Acquiring Funds will continue to trade on the Exchange.

No transaction fee will be charged as a result of a Reorganization. For financial statement purposes, each Acquiring Fund, as the legal survivor, will take on the financial history of the respective Acquired Fund, as the accounting survivor following its Reorganization. Each Acquired Fund’s operating history will be used for financial reporting purposes for the respective Acquiring Fund. Because the Acquiring Fund has not yet commenced investment operations as of the date of this Combined Information Statement/Prospectus, there is no performance information quoted for the Acquiring Fund. There are no material differences in the accounting policies of the Acquiring Funds and each respective Acquired Fund.

Which funds are being reorganized?

This Combined Information Statement/Prospectus provides information about the Reorganization of the Acquired Funds with and into the Acquiring Funds, as detailed below:

Acquired Fund (Trust II)	Acquiring Fund (Trust I)

Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™	Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™

Innovator S&P Investment Grade Preferred ETF	Innovator S&P Investment Grade Preferred ETF

When will the Reorganization occur?

The Reorganizations are scheduled to occur on or about [October 9], 2021, but may occur on such earlier or later date as the parties agree in writing (the “Closing Date”).

How will the Reorganization affect the fees to be paid by the Acquiring Funds, and how do they compare with the fees paid by the Acquired Funds?

The Acquiring Funds will each have the same unitary management fee arrangement, including the contractual annual management fee rate. The EPRF Acquiring Fund’s management fee rate is 0.47% of the average daily net assets of the Fund, which is the same as the EPRF Acquired Fund. The BUFF Acquiring Fund’s management fee rate is 0.20% of the average daily net assets of the Fund, which is the same as the BUFF Acquired Fund.

Pursuant to the management agreement for the Funds, Innovator is responsible for substantially all the expenses of the Funds, excluding payments under the Funds’ 12b‑1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage fees, costs of holding shareholder meetings and litigation, indemnification and extraordinary expenses. Accordingly, the expenses incurred by shareholders of each Acquired Fund are not expected to change as a result of the Reorganizations. Pro forma expense information is included in this Combined Information Statement/Prospectus under “Synopsis of Reorganization 1: Comparison of BUFF Acquired Fund and BUFF Acquiring Fund — Comparison of Fees and Expenses” and “Synopsis of Reorganization 2: Comparison of EPRF Acquired Fund and EPRF Acquiring Fund — Comparison of Fees and Expenses”.

Why did the Boards approve each Plan of Reorganization?

In approving each Plan of Reorganization, the Board of Trust I and Trust II, including a majority of the Independent Trustees, concluded that: (i) the Reorganization is in the best interests of each Fund and its respective shareholders; and (ii) the interests of the shareholders of each Fund will not be diluted as a result of the Reorganization. The Trustees also believe that each Reorganization offers a number of potential benefits. The following primary factors were considered by the Boards with regard to the Agreements.

•

The interests of shareholders of the Acquired Funds will not be diluted as a result of the respective Reorganization, and that, with respect to the Acquiring Funds, because there are no shareholders, there will be no dilution of shareholders of either Acquiring Fund in connection with the Reorganizations.

•

Each Acquiring Fund seeks to track the performance of the same underlying index as the respective Acquired Fund and, as such, there is no difference in the investment objectives, risks, strategies, fundamental investment policies and non-fundamental investment policies employed by the Acquired Fund and the respective Acquiring Fund. The Acquiring Funds will also have the same fundamental investment policies as those of each respective Acquired Fund.

•

The EPRF Acquiring Fund and BUFF Acquiring Fund will have the same unitary management fee arrangement, including the contractual annual management fee rate equal to 0.47% or 0.20%of the average daily net assets, respectively, as the EPRF Acquired Fund and BUFF Acquired Fund.

•

The Reorganizations of each Acquired Fund into the respective Acquiring Fund are each expected to qualify as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and, therefore, shareholders will not recognize gain or loss for federal income tax purposes on the exchange of their shares of each Acquired Fund for the shares of the respective Acquiring Fund (except any gain or loss that may result from the receipt of cash in lieu of fractional shares).

•

The Acquired Funds will have the potential for enhanced operational efficiencies at the conclusion of the Reorganizations. Trust I and Trust II existing as two separate legal entities presents operational and financial challenges that are expected to be mitigated by the Reorganizations. Management of the Trusts must currently perform certain accounting, compliance, disclosure and reporting tasks that are required at each Trust level. These activities are subject to operational errors that have the potential to be reduced to the extent each of the Innovator funds resided in a single trust. The Reorganizations would permit the elimination of certain duplicative activities, which could reduce the potential for operational errors. However, the potential benefits of the Reorganizations are not guaranteed.

•	The Acquiring Funds will have the same investment adviser, Innovator, and the same investment sub-adviser, Penserra Capital Management LLC (“Penserra”), that currently manages the Acquired Funds;

•	The services provided by Innovator and Penserra to the Acquiring Funds will not change from those currently provided by Innovator and Penserra to the Acquired Funds;

•	The Acquiring Funds will each be managed by the same portfolio management team that currently manages the Acquired Funds.

•	Shareholders of the Acquired Funds will experience no change in shareholder services as a result of the Reorganizations.

•

The Acquired Funds are organized as Massachusetts business trusts, whereas the Acquiring Funds are organized as Delaware statutory trusts. After the Reorganizations, shareholders of the Acquired Funds will have an investment in a different legal entity with different governing documents. The differences between the two entities and the organizational documents are described further below in “Comparison of Forms of Organization and Shareholder Rights” and Exhibit B.

•	The direct costs associated with the Reorganizations, other than as set out in the Agreements, will be borne by Innovator.

Additional considerations are discussed in more detail below under “Board Considerations Relating to the Reorganizations.”

Who bears the expenses associated with the Reorganizations?

Innovator has agreed to pay the legal, auditor/accounting, registration, and administrative and other costs associated with the Reorganizations, including, but not limited to, brokerage, trading taxes and other transaction costs, associated with each Fund’s participation in the Reorganizations.

Will Innovator benefit from the Reorganizations?

The Boards considered that there are anticipated to be certain ancillary benefits to Innovator as a result of the Reorganizations, including certain operating and administrative efficiencies that may benefit Innovator as a result of the Funds’ unitary fee arrangements. The Boards noted that Innovator may experience potential benefits from having a reduced risk of operational or administrative errors. However, notwithstanding these potential benefits to Innovator, the Boards noted that the primary beneficiaries of the Reorganizations will be the Acquired Funds’ shareholders.

What are the Federal income and other tax consequences of the Reorganizations?

As a condition to the closing of the Reorganizations with respect to each Acquired Fund, the Funds must each receive an opinion of Chapman and Cutler LLP to the effect that the Reorganizations will each constitute a “reorganization” within the meaning of Section 368 of the Code. Accordingly, subject to the limited exceptions described below under the heading “Certain Federal Income Tax Consequences,” it is expected that neither you nor the Acquired Funds will recognize gain or loss (except any gain or loss that may result from the receipt of cash in lieu of fractional shares) as a direct result of a Reorganization, and that the aggregate tax basis of the Acquiring Fund shares that you receive in a Reorganization will be the same as the aggregate tax basis of the shares of the respective Acquired Fund that you surrendered in the Reorganizations.

Why are shareholders not being asked to vote on the Reorganizations?

Trust II’s Declaration of Trust and applicable state law do not require shareholder approval of the Reorganizations. Moreover, Rule 17a‑8 under the 1940 Act does not require shareholder approval of the Reorganizations, provided certain conditions are met. Because applicable legal requirements do not require shareholder approval under these circumstances and the Boards have determined that each Reorganization is in the best interests of each Fund and its respective shareholders, shareholders of the Acquired Funds are not being asked to vote on the Reorganizations. As of the date of this Combined Information Statement/Prospectus, neither of the Acquiring Funds have commenced investment operations and thus each has no shareholders.

Where can I get more information?

The Acquired Funds’ current prospectus and any applicable supplements.	On file with the SEC (http://www.sec.gov) (file nos. 811‑22926; 333‑201473) and available at no charge by calling: 1-800-208-5212 or on the Funds’ website (www.innovatoretfs.com).

The Acquired Funds’ current statement of additional information and any applicable supplements.	On file with the SEC (http://www.sec.gov) (file nos. 811‑22926; 333‑201473) and available at no charge by calling: 1-800-208-5212 or on the Funds’ website (www.innovatoretfs.com).

The Acquired Funds’ most recent annual and semi‑annual reports to shareholders.	On file with the SEC (http://www.sec.gov) (file nos. 811‑22926; 333‑201473) and available at no charge by calling: 1-800-208-5212 or on the Funds’ website (www.innovatoretfs.com).

The following documents have been filed with the SEC and are incorporated into this Combined Information Statement/Prospectus by reference:

●	The Statement of Additional Information relating to the Reorganizations, dated September [ ], 2021 (the “SAI”);

●

The Report of the Independent Registered Public Accounting Firm and the audited financial statements included in the Annual Report to shareholders of Innovator Laddered Fund of U.S. Equity Power Buffer ETFs for the fiscal year ended October 31, 2020;

●	The Semi-Annual Report to shareholders of Innovator Laddered Fund of U.S. Equity Power Buffer ETFs for the fiscal period ended April 30, 2021;

●	The Prospectus and Statement of Additional Information for the BUFF Acquired Fund, each dated March 1, 2021, and supplemented August 25, 2021;

●

The Report of the Independent Registered Public Accounting Firm and the audited financial statements included in the Annual Report to shareholders of Innovator S&P Investment Grade Preferred ETF for the fiscal year ended October 31, 2020

●	The Semi-Annual Report to shareholders of Innovator S&P Investment Grade Preferred ETF for the fiscal period ended April 30, 2021;and

●	The Prospectus and Statement of Additional Information for the EPRF Acquired Fund, each dated March 1, 2021..

If you have any questions regarding the Combined Information Statement/Prospectus or other materials, please contact the Acquired Funds at 1-800-208-5212.

Each Acquired Fund is subject to the information requirements of the Securities Exchange Act of 1934, as amended and the 1940 Act, and files reports and other information with the SEC. Copies of these reports and other information may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing to the Public Reference Branch of the SEC Office of Consumer Affairs and Information Services, 100 F Street, N.E., Washington, D.C. 20549-0102. In addition, copies of these documents may be viewed online or downloaded from the SEC’s website at www.sec.gov.

SYNOPSIS OF REORGANIZATION 1: COMPARISON OF BUFF ACQUIRING FUND AND BUFF ACQUIRED FUND

Comparison of BUFF Acquired Fund and BUFF Acquiring Fund

The BUFF Acquired Fund and the BUFF Acquiring Fund:

●	Have the same investment strategies, policies, fees, and risks;

●	Have the same investment objective that seeks investment results that generally correspond (before fees and expenses) to the price and yield of the Refinitiv Laddered Power Buffer Strategy Index;

●

Have the same investment adviser, Innovator, and the same sub-advisor, Penserra, which will each perform the same services, respectively, for the BUFF Acquiring Fund as currently performed for the BUFF Acquired Fund;

●	Are both open-end management investment companies registered under the 1940 Act;

●	Have the same fiscal year end of October 31;

●

Have different organizational forms, with the BUFF Acquired Fund organized as a series of a Massachusetts business trust, whereas the BUFF Acquiring Fund is organized as a series of the BUFF Acquiring Fund. Please see “Comparison of Forms of Organization and Shareholder Rights” and Exhibit B for more information regarding the differences between the rights of shareholders.

In addition to the below, for additional information regarding the BUFF Acquired Fund and BUFF Acquiring Fund, see Exhibit C.

Comparison of Fees and Expenses

The following table shows the current fees and expenses for the BUFF Acquired Fund. As the BUFF Acquiring Fund has not yet commenced operations as of the date of this Combined Information Statement/Prospectus, the fees and expenses shown for the BUFF Acquiring Fund are estimates based on its unitary fee structure. Neither the BUFF Acquired Fund nor the BUFF Acquiring Fund charges any shareholder transaction fees, which are fees paid directly from your investment.

Annual Fund Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	BUFF Acquired Fund	BUFF Acquiring Fund (pro forma)

Management Fee	0.20%	0.20%
Distribution and Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%
Acquired Fund Fees and Expenses (1)(2)	0.79%	0.79%
Total Annual Operating Expenses(2)	0.99%	0.99%

(1)

Total Annual Operating Expenses in this fee table may not correlate to the expense ratio in the BUFF Acquired Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

(2)

Effective August 11, 2020, in connection with certain changes to the BUFF Acquired Fund (including, but not limited to a change of investment objective and index), the BUFF Acquired Fund’s management fee was lowered from 0.49% to 0.20% per annum. In addition, from August 11, 2020 to the end of the fiscal period ended October 31, 2020, the BUFF Acquired Fund incurred acquired fund fees of 0.04%. As a result, the BUFF Acquired Fund’s total annual operating expenses for the fiscal year ending October 31, 2020 was 0.51%. The figures in the table above reflect restated fees to show estimated expenses for the fiscal year in connection with the BUFF Acquired Fund utilizing its investment objective and strategy for the full fiscal period.

Example

The Example below is intended to help you compare the cost of investing in the BUFF Acquired Fund with the cost of investing in the BUFF Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in each Fund for the periods indicated and then sell all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs for either Fund would be:

	One Year	Three Years	Five Years	Ten Years
BUFF Acquired Fund	$101	$315	$547	$1,213
BUFF Acquiring Fund (pro forma)	$101	$315	$547	$1,213

Portfolio Turnover

The BUFF Acquired Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in a fund’s total annual operating expenses or in the Examples above, affect the BUFF Acquired Fund’s performance. For the fiscal year ended October 31, 2020, the BUFF Acquired Fund’s portfolio turnover rate was 750% of the average value of its portfolio. The BUFF Acquired Fund’s portfolio turnover rate was significantly higher during the fiscal year ended October 31, 2020 in connection with the change in the index the BUFF Acquired Fund seeks to track. The BUFF Acquiring Fund has not commenced operations as of the date of this Combined Information Statement/Prospectus and therefore does not have a portfolio turnover rate; however, it is anticipated that the BUFF Acquiring Fund will pay similar costs.

Comparison of Investment Objectives and Principal Investment Strategies

The BUFF Acquired Fund and BUFF Acquiring Fund share the same investment objective, principal investment strategies and non-fundamental investment policies. As such, the following information regarding the Investment Objective, Principal Investment Strategies and Non-Fundamental Investment Policies is equally applicable to the BUFF Acquired Fund and BUFF Acquiring Fund. As used in this section, references to the “Fund” refers to each of the BUFF Acquired Fund and BUFF Acquiring Fund.

Investment Objective

The Fund seeks to provide investment results generally correspond (before fees and expenses) to the performance of the Refinitiv Laddered Power Buffer Strategy Index (the “Refinitiv Index”).

Principal Investment Strategies and Non-Fundamental Investment Policies

The Fund will invest at least 80% of its net assets (including investment borrowing) in the exchange-traded funds (“ETFs”) that comprise the Refinitiv Index. The Fund, using an indexing investment approach, seeks investment results that generally correspond, before fees and expenses, to the performance of the Refinitiv Index. The Refinitiv Index provider, Refinitiv/Thomson Reuter (“Thomson Reuter” or the “BUFF Index Provider”), compiles, maintains and calculates the Index.

The Refinitiv Index is composed of the shares of twelve Innovator U.S. Equity Power Buffer ETFs (each, an “Underlying ETF,” and together, the “Underlying ETFs”). The Fund, in accordance with the Index, will be continuously invested in each of the Underlying ETFs and will rebalance semiannually by purchasing and selling the Underlying ETFs to equally weight the Underlying ETFs. Each Underlying ETF seeks to provide a defined outcome based upon the price performance of the S&P 500 Index (“S&P 500 Price Index”) over the course of an approximately one-year time period (each, an “Outcome Period”) that begins on the first trading day of the month indicated in the Underlying ETF’s name. Each Underlying ETF seeks to provide an upside return that is capped for an applicable Outcome Period (a “Cap”) and a measure of downside protection from losses for such Outcome Period (i.e., a “buffer”).

The Refinitiv Index seeks to provide “laddered” investing in the Underlying ETFs. Laddered investing refers to investments in several similar securities that have different reset dates, with the goal of mitigating timing risks associated with investing in a single investment. The laddered approach of the Refinitiv Index is designed to help a Fund shareholder offset the timing risks inherent in the purchase of shares of a single Underlying ETF. Each Underlying ETF that comprise the Refinitiv Index seeks to provide outcomes with a specified Cap and buffer based upon the S&P 500 Price Index’s returns, but only for the duration of an entire Outcome Period. These outcomes may only be realized by holding shares of the Underlying ETF on the first day of its Outcome Period and continuing to hold them on the last day of its Outcome Period. Purchasing or selling shares of an Underlying ETF after an Outcome Period has begun may result in investment returns very different from those that the Underlying ETF seeks to provide for an entire Outcome Period. At any given point during an Outcome Period, an Underlying ETF may have more or less upside available to its respective Cap or more or less ability to benefit from its buffer when compared to the beginning of its Outcome Period. As a result of the performance of an Underlying ETF during its Outcome Period, once an Outcome Period has begun an investor that purchases shares of a single Underlying ETF may have little or no upside available to them for the remainder of the Outcome Period (because the Underlying ETF’s share price has increased to a level near its Cap) or little or no ability to benefit from a buffer (because the Underlying ETF’s share price has decreased in value by more than the downside protection). The Fund, in accordance with the Refinitiv Index, will typically buy an Underlying ETF on days other than the first day of its respective Outcome Period and sell an Underlying ETF on days other than the last day of its respective Outcome Period. However, by owning each of the Underlying ETFs at all times, the Fund will have a diversified exposure to the respective Caps and buffer that are available for each of the Underlying ETFs. An investment in the Fund allows a shareholder to participate in the outcomes of each Underlying ETF without undertaking any additional purchases or sales.

Each month, one Underlying ETF concludes its one-year Outcome Period, and subsequently “rolls” into another one-year Outcome Period, refreshing its buffer level and resetting its Cap for another twelve months. This process repeats monthly, with the Refinitiv Index participating in a rolling set of Caps and buffer.

With the laddered investment approach, the Fund will continue to have the potential to increase in a market environment where the value of the S&P 500 Price Index is steadily increasing, as it is likely that at least one of the Underlying ETFs will have performance capacity because it will have reset its Cap within the past month. In addition, the Fund will have the potential to derive benefit from a buffer in a market environment where the S&P 500 Price Index is steadily decreasing, as is it is likely that at least one of the Underlying ETFs will have a buffer against losses because it will have reset its buffer within the past month.

However, the Fund may not benefit from the Cap or buffer of an Underlying ETF. It is possible that all of the Underlying ETFs will have exceeded its respective Cap or that none of the Underlying ETFs will have a buffer against losses relative to their respective Outcome Periods. Such circumstance may continue until the beginning of the next month, at which point an Underlying ETF resets its buffer protection level and applicable Cap. In addition, for any given time period, the performance available for any single or group of Underlying ETF may exceed the exposures to Caps that the Fund has in owning all of the Underlying Funds. Similarly, for any given time period, the potential for a buffer against losses may be greater when owning a single or group of Underlying ETF that has more ability to benefit from a buffer than the buffer available by owning all of the Underlying ETFs. See “Risks – Fund-of-Funds Risk”.

The Underlying ETFs each utilize a defined outcome investing strategy. Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The Fund is a “fund-of-funds” and does not itself pursue a defined outcome strategy. The shares of the twelve ETFs comprising the Refinitiv Index are set forth below:

1.	Innovator U.S. Equity Power Buffer ETF™ — January (PJAN)

2.	Innovator U.S. Equity Power Buffer ETF™ — February (PFEB)

3.	Innovator U.S. Equity Power Buffer ETF™ — March (PMAR)

4.	Innovator U.S. Equity Power Buffer ETF™ — April (PAPR)

5.	Innovator U.S. Equity Power Buffer ETF™ — May (PMAY)

6.	Innovator U.S. Equity Power Buffer ETF™ — June (PJUN)

7.	Innovator U.S. Equity Power Buffer ETF™ — July (PJUL)

8.	Innovator U.S. Equity Power Buffer ETF™ — August (PAUG)

9.	Innovator U.S. Equity Power Buffer ETF™ — September (PSEP)

10.	Innovator U.S. Equity Power Buffer ETF™ — October (POCT)

11.	Innovator U.S. Equity Power Buffer ETF™ — November (PNOV)

12.	Innovator U.S. Equity Power Buffer ETF™ — December (PDEC)

Each Underlying ETF invests significantly all of its assets in FLexible EXchange® Options (“FLEX Options”) that reference the S&P 500 Price Index. Each Underlying ETF seeks to provide an outcome that is based upon the performance of the S&P 500 Price Index over the course of an approximately one-year time period that begins on the first trading day of the month indicated in the Underlying ETF’s name when the fund enters into its FLEX Option positions and ends on the market’s closure on the last trading day of the month immediately preceding the month indicated its name when those FLEX Options expire. For each Underlying ETF, the applicable Outcome Period has an upside return Cap that represents the maximum percentage return a Fund shareholder can achieve from an investment in the Underlying ETF for the Outcome Period and a buffer of 15% of losses.

The Refinitiv Index was created on July 15, 2020. On its inception date, the Refinitiv Index was equally allocated to shares of the twelve, monthly Underlying ETFs. The Refinitiv Index is reconstituted and rebalanced on a semi-annual basis. The Refinitiv Index will be scheduled to rebalance and reconstitute its portfolio securities on the third Wednesday of April and October each year. On each semi-annual rebalance date the Refinitiv Index will re-allocate its portfolio to invest in the Underlying ETFs equally, such that each Underlying ETF will constitute 1/12 of the Refinitiv Index portfolio. The Fund will purchase and sell Underlying ETFs in accordance with these scheduled rebalances. The Refinitiv Index’s semi-annual rebalance and reconstitution schedule may cause the Fund to experience a higher rate of portfolio turnover. Frequent turnover of the Fund’s portfolio securities may negatively affect the Fund’s performance because the Fund may pay higher levels of transaction costs and generate greater tax liabilities for shareholders. The amount of an individual Underlying ETF in the Fund will vary after its semi-annual rebalance date and therefore the percentage of Underlying ETFs held by the Fund may be dependent on its proximity to the Refinitiv Index’s rebalance date.

Comparison of Fundamental Investment Policies

The BUFF Acquired Fund and BUFF Acquiring Fund share the same fundamental investment policies. As such, the fundamental investment policies of the BUFF Acquired Fund and the BUFF Acquiring Fund are the same and are set forth below. These investment restrictions cannot be changed without the approval of the holders of a majority of a Fund’s outstanding voting securities. For these purposes, a “majority of outstanding voting securities” means the vote of the lesser of: (1) 67% or more of the voting securities of the Fund present at the meeting if the holders of more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Fund. Except with the approval of a majority of the outstanding voting securities, the Fund may not:

1.	The Fund may not issue senior securities, except as permitted under the 1940 Act.

2.	The Fund may not borrow money, except as permitted under the 1940 Act.

3.

The Fund will not underwrite the securities of other issuers except to the extent the Fund may be considered an underwriter under the Securities Act of 1933, as amended (the “1933 Act”), in connection with the purchase and sale of portfolio securities.

4.

The Fund will not purchase or sell real estate or interests therein, unless acquired as a result of ownership of securities or other instruments (but this shall not prohibit the Fund from purchasing or selling securities or other instruments backed by real estate or of issuers engaged in real estate activities).

5.	The Fund may not make loans, except as permitted under the 1940 Act and exemptive orders granted thereunder.

6.

The Fund may not purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from purchasing or selling options, futures contracts, forward contracts or other derivative instruments, or from investing in securities or other instruments backed by physical commodities).

7.

The Fund will not concentrate its investments in securities of issuers in any one industry, as the term “concentrate” is used in the 1940 Act, except to the extent the Index concentrates in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

In addition to the foregoing fundamental policies, the BUFF Acquired Fund and BUFF Acquiring Fund are subject to the same non-fundamental policies, which may be changed by the Board of Trustees.

Comparison of Principal Risks

The BUFF Acquired Fund and BUFF Acquiring Fund are subject to the same principal risks, as listed below, and as detailed in Exhibit C. You could lose money by investing in the BUFF Acquired Fund or the BUFF Acquiring Fund. An investment in either of the Funds is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that any of the BUFF Acquired Fund’s or BUFF Acquiring Fund’s investment objective will be achieved. The order of the risk factors set forth below does not indicate the significance of any particular risk factor. Investments in the Funds involve substantial risks which prospective investors should consider carefully before investing.

The following table provides a comparison of the types of principal investment risks associated with the BUFF Acquired Fund and BUFF Acquiring Fund:

Principal Investment Risks	BUFF Acquired Fund	BUFF Acquiring Fund
Fund-of-Funds Risk	X	X

Underlying ETF Risk

Buffered Loss Risk

Capped Upside Return Risk

FLEX Options Risk

Outcome Period Risk

Liquidity Risk

Valuation Risk

Tax Risk

Concentration Risk

Information Technology Companies Risk

Counterparty Risk

Correlation Risk

Investment Objective Risk

Upside Participation Risk

Cap Change Risk

Cash Transactions Risk

Tax Risk from Investment in Other Investment

Companies Risk

	X X X X X X X X X X X X X X X X X X	X X X X X X X X X X X X X X X X X X
Active Markets Risk	X	X
Authorized Participation Concentration Risk	X	X
Cyber Security Risk	X	X
Fluctuation of Net Asset Value Risk	X	X
Index Provider Risk	X	X
Index Risk	X	X
Market Maker Risk	X	X
Market Risk	X	X
Non-Correlation Risk	X	X
Non-Diversification Risk	X	X
Operational Risk	X	X
Passive Investment Risk	X	X
Trading Issues Risk	X	X

Comparison of Management of the Funds

Each Board is responsible for the overall management and direction of Trust I and Trust II. The respective Board elects such Trust’s officers and approves all significant agreements, including those with the investment adviser, sub-adviser, and other service providers. Innovator Capital Management, LLC, 109 North Hale Street, Wheaton, Illinois 60187, serves as investment adviser to all of the Funds. In its capacity as investment adviser, Innovator has the overall responsibility for selecting and monitoring the Funds’ investments and managing each Fund’s business affairs. Innovator is the Adviser for the BUFF Acquired Fund and the BUFF Acquiring Fund, and shareholders of the BUFF Acquired Fund will not experience a change in investment adviser as a result of the Reorganization. The management fee of the BUFF Acquired Fund matches that of the BUFF Acquiring Fund, so shareholders will not experience an increase in management fee as a result of either Reorganization. The BUFF Acquired Fund and BUFF Acquiring Fund have each agreed to pay an annual unitary management fee to Innovator in an amount equal to 0.20% of its average daily net assets.

Penserra Capital Management LLC, 4 Ornida Way, Suite 100-A, Ornida, California 94563, serves as the BUFF Acquired Fund’s and BUFF Acquiring Fund’s investment sub-adviser. Shareholders of the BUFF Acquired Fund will not experience a change in sub-adviser as a result of the Reorganization. Penserra has responsibility for managing the Fund’s investment program in pursuit of such Fund’s investment objective.

Dustin Lewellyn, Ernesto Tong and Anand Desai (the “Portfolio Managers”) serve as the BUFF Acquired Fund’s portfolio managers. The Portfolio Managers each also serve as a portfolio manager for the BUFF Acquiring Fund. Therefore, shareholders of the BUFF Acquired Fund will not experience a change in portfolio manager as result of the Reorganization. The Portfolio Managers are primarily and jointly responsible for the day-to-day management of the Funds. The Portfolio Managers have served in such capacity April 1, 2018 for the BUFF Acquired Fund.

A discussion regarding the basis for the Board of the BUFF Acquired Fund’s investment advisory agreements is available in its annual report to shareholders for the fiscal year ended October 31, 2020. A discussion regarding the basis for the Board of the BUFF Acquiring Fund’s approval of its investment advisory agreements will be available in its annual report to shareholders for the fiscal period ended October 31, 2021.

The SAI describes the employment history of the portfolio managers of the Funds and provides additional information about portfolio manager compensation, other accounts managed and ownership of each Fund’s shares.

Comparison of Performance

Upon the completion of the Reorganization, the BUFF Acquiring Fund will assume the performance history of the BUFF Acquired Fund. The bar charts and tables that follow show how the BUFF Acquired Fund has performed on a calendar year basis and provide an indication of the risks of investing in the BUFF Acquired Fund by showing changes in the BUFF Acquired Fund’s performance from year-to-year and by showing how the BUFF Acquired Fund’s average annual total returns based on NAV compare to those of its respective index and a broad-based market index. Past performance (before and after taxes) is not necessarily an indication of how the BUFF Acquiring Fund will perform in the future. The BUFF Acquired Fund’s performance information is accessible on its website at www.innovatoretfs.com.

On August 11, 2020, the BUFF Acquired Fund ceased tracking the Lunt Capital US Large Cap Equity Rotation Index, a U.S. large cap equity index, and began pursuing its investment strategy of investing in the ETFs that comprise the Index. Therefore, the Fund’s performance and historical returns shown below are not necessarily indicative of the performance that the Fund, based on the current strategy, would have generated.

For the quarter-end June 30, 2021, the Fund had year-to-date performance of ___%.

The Fund’s highest quarterly return was 24.24% (quarter ended June 30, 2020) and the Fund’s lowest quarterly return was (34.91)% (quarter ended March 31, 2020).

Average Annual Total Return as of December 31, 2020
Innovator Laddered Fund of U.S. Equity Power Buffer ETFs™	1 Year	Since Inception (10/19/16)
Return Before Taxes	(12.39)%	8.51%
Return After Taxes on Distributions	(12.94)%	7.99%
Return After Taxes on Distributions and Sale of Fund Shares	(7.22)%	6.56%
Lunt Capital U.S. Large Cap Equity Rotation Index(1)(2) (reflects no deduction for fees, expenses or taxes)	(25.42)%	8.68%
Refinitiv Diversified Power Buffer Strategy Index(1)(2) (reflects no deduction for fees, expenses or taxes)	5.02%	N/A
S&P 500® Total Return Index (reflects no deduction for fees, expenses or taxes)	18.40%	16.54%
(1)

On August 11, 2020, the Fund’s underlying index changed from the Lunt Capital U.S. Large Cap Equity Rotation Index to the Refinitiv Diversified Power Buffer Strategy Index. Therefore, the Fund’s performance and historical returns shown for the periods prior to August 11, 2020 are not indicative of the performance that the Fund, based on its current index, would have generated.

(2)

Performance data is not available for all the periods shown in the table for the index because performance data does not exist for some of the entire periods. Performance data for the Lunt Capital U.S. Large Cap Equity Rotation Index is from January 1, 2020 through August 11, 2020. Performance data for the Refinitiv Diversified Power Buffer Strategy Index is from August 11, 2020 through December 31, 2020.

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Returns before taxes do not reflect the effects of any income or capital gains taxes. All after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of any state or local tax. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains.

Your own actual after-tax returns will depend on your specific tax situation and may differ from what is shown here. After-tax returns are not relevant to Fund shareholders who hold Shares in tax-deferred accounts such as individual retirement accounts (IRAs) or employee-sponsored retirement plans.

Payments to Broker-Dealers and Other Financial Intermediates

The following information about payments to broker-dealers and other financial intermediaries applies equally to the BUFF Acquired Fund and the BUFF Acquiring Funds:

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), the Adviser and Foreside Fund Services, LLC, the Fund’s distributor, may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

In addition to the below, for additional information regarding the BUFF Acquired Fund and BUFF Acquiring Fund, see Exhibit C.

SYNOPSIS OF REORGANIZATION 2: COMPARISON OF EPRF ACQUIRING FUND AND EPRF ACQUIRED FUND

Comparison of EPRF Acquired Fund and EPRF Acquiring Fund

The EPRF Acquired Fund and the EPRF Acquiring Fund:

●	Have the same investment strategies, policies, fees, and risks;

●	Have the same investment objective that seeks investment results that generally correspond (before fees and expenses) to the price and yield of the S&P U.S. High Quality Preferred Stock Index;

●

Have the same investment adviser, Innovator, and the same sub-advisor, Penserra, which will each perform the same services, respectively, for the EPRF Acquiring Fund as currently performed for the EPRF Acquired Fund;

●	Are both open-end management investment companies registered under the 1940 Act;

●	Have the same fiscal year end of October 31;

●

Have different organizational forms, with the EPRF Acquired Fund organized as a series of a Massachusetts business trust, whereas the EPRF Acquiring Fund is organized as a series of the EPRF Acquiring Fund. Please see “Comparison of Forms of Organization and Shareholder Rights” and Exhibit B for more information regarding the differences between the rights of shareholders.

In addition to the below, for additional information regarding the EPRF Acquired Fund and EPRF Acquiring Fund, see Exhibit C.

Comparison of Fees and Expenses

The following table shows the current fees and expenses for the EPRF Acquired Fund. As the EPRF Acquiring Fund has not yet commenced operations as of the date of this Combined Information Statement/Prospectus, the fees and expenses shown for the EPRF Acquiring Fund are estimates based on its unitary fee structure. Neither the EPRF Acquired Fund nor the EPRF Acquiring Fund charges any shareholder fees, which are fee paid directly from your investment.

Annual Fund Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	EPRF Acquired Fund	EPRF Acquiring Fund (pro forma)

Management Fee	0.47%	0.47%
Distribution and Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%
Total Annual Operating Expenses	0.47%	0.47%

Example

The Example below is intended to help you compare the cost of investing in the EPRF Acquired Fund with the cost of investing in the EPRF Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in each Fund for the periods indicated and then sell all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs for either Fund would be:

	One Year	Three Years	Five Years	Ten Years
EPRF Acquired Fund	$48	$151	$263	$591
EPRF Acquiring Fund (pro forma)	$48	$151	$263	$591

Portfolio Turnover

The EPRF Acquired Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in a fund’s total annual operating expenses or in the Examples above, affect the EPRF Acquired Fund’s performance. For the fiscal year of October 31, 2020, the EPRF Acquired Fund’s portfolio turnover rate was 58% of the average value of its portfolio. The EPRF Acquiring Fund has not commenced operations as of the date of this Combined Information Statement/Prospectus and therefore does not have a portfolio turnover rate; however, it is anticipated that the EPRF Acquiring Fund will pay similar costs.

Comparison of Investment Objectives and Principal Investment Strategies,

The EPRF Acquired Fund and EPRF Acquiring Fund share the same investment objective, principal investment strategies and non-fundamental investment policies. As such, the following information regarding the Investment Objective, Principal Investment Strategies and Non-Fundamental Investment Policies is equally applicable to the EPRF Acquired Fund and EPRF Acquiring Fund. As used in this section, references to the “Fund” refers to each of the EPRF Acquired Fund and EPRF Acquiring Fund.

Investment Objective

The Fund seeks investment results that generally correspond (before fees and expenses) to the price and yield of the S&P U.S. High Quality Preferred Stock Index (the “EPRF Index”).

Principal Investment Strategies

The Fund normally invests at least 90% of its total assets in the securities that comprise the Index. The Fund, using an indexing investment approach, attempts to replicate, before fees and expenses, the performance of the Index. The Fund’s investment sub-adviser seeks a correlation of 0.95 or better (before fees and expenses) between the Fund’s performance and the performance of the Index; a figure of 1.00 would represent perfect correlation. S&P Opco LLC (a subsidiary of S&P Dow Jones Indices, LLC) (“S&P” or the “Index Provider”) compiles, maintains and calculates the Index. Penserra Capital Management LLC (“Penserra” or the “Sub-Adviser”) serves as the investment sub-adviser to the Fund.

The Index seeks to measure the performance of U.S.-listed preferred securities possessing high quality characteristics pertaining to credit rating and liquidity. The Index is composed of all preferred stocks that are constituents of the S&P U.S. Investment Grade Preferred Stock Index (the “Base Index”). To be eligible for inclusion in the Base Index, a security must be considered “investment grade,” which are securities with a credit rating minimum of BBB-/Baa3/BBB- issued by S&P Global Ratings (“S&P Global”), Moody’s Investors Service, Inc. (“Moody’s”), and Fitch Ratings, Inc. (“Fitch”) respectively. The Index performs the following eligibility screens for quality with respect to credit ratings:

●	for an issue rated by all of S&P, Moody’s and Fitch, the lowest of the three ratings is used as the issue’s credit rating;

●	when there are two ratings, the lower of the two ratings must be considered investment grade;

●	when there is only one rating, that rating must be designated in the investment grade category by the applicable rating agency; and

While the Index is required comprise of securities that are investment grade at the time of investment, the ratings of the securities eligible for inclusion in the Index may be in the lowest tier investment grade rating, which provides for an indication of a higher risk of default than securities that maintain a higher investment grade rating. See “Credit Ratings Risk” for further information on the risks associated with credit ratings.

In addition to the credit rating minimum, to be eligible for inclusion in the Index, a preferred security must exhibit minimum liquidity quality characteristics. With respect to liquidity, a preferred security eligible for inclusion in the Index, a security must be:

●	listed on a qualifying U.S. securities exchange,

●	have a total market capitalization of greater than or equal to $100 million and have traded more than 250,000 shares per month over each of the prior six months; and

●	maintain a market capitalization of $75 million and have traded more than 125,000 shares per month over each of the prior six months in order to remain eligible in the Index.

Preferred stocks for which the Index Provider cannot determine an indicated dividend yield are not eligible for inclusion. Once eligible securities have been selected for inclusion in the Index, the Index seeks to mitigate issuer concentration risk by assigning an equal weight to each issuer represented by the selected securities. That weight is then equally distributed among component securities of the issuer that are eligible for the Index. The Index is rebalanced quarterly.

In connection with the Index’s methodology to invest in preferred securities, the Index, and therefore the Fund, currently has exposure to preferred securities issued by real estate investment trusts (“REITs’). REITs are financial vehicles that pool investors’ capital to invest primarily in income-producing real estate or real estate-related loans or interests. The Index does not limit the types of REITs eligible for inclusion in the Index, which are generally categorized as “Mortgage REITs,” which invest the majority of their assets in real estate mortgages and derive their income primarily from interest payments, “Equity REITs”, which invest the majority of their assets directly in real property and derive their income primarily from rents, royalties and lease payments. and “Hybrid REITs,” which combine the characteristics of both Mortgage REITs and Equity REITs. As of the date of this prospectus, the Fund has exposure to preferred securities issued by Equity REITs.

The Fund is classified as “diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”). To the extent the Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate its investments to approximately the same extent. As of the date of this prospectus, the Fund is concentrated in the financial sector.

Comparison of Fundamental Investment Policies

The EPRF Acquired Fund and EPRF Acquiring Fund share the same fundamental investment policies. As such, the fundamental policies of the EPRF Acquired Fund and the EPRF Acquiring Fund are the same and are set forth below. These investment restrictions cannot be changed without the approval of the holders of a majority of a Fund’s outstanding voting securities. For these purposes, a “majority of outstanding voting securities” means the vote of the lesser of: (1) 67% or more of the voting securities of the Fund present at the meeting if the holders of more than 50% of the Fund’s outstanding voting securities are present or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Fund. Except with the approval of a majority of the outstanding voting securities, the Fund may not:

1.	The Fund may not issue senior securities, except as permitted under the 1940 Act.

2.	The Fund may not borrow money, except as permitted under the 1940 Act.

3.

The Fund will not underwrite the securities of other issuers except to the extent the Fund may be considered an underwriter under the 1933 Act, in connection with the purchase and sale of portfolio securities.

4.

The Fund will not purchase or sell real estate or interests therein, unless acquired as a result of ownership of securities or other instruments (but this shall not prohibit the Fund from purchasing or selling securities or other instruments backed by real estate or of issuers engaged in real estate activities).

5.	The Fund may not make loans, except as permitted under the 1940 Act and exemptive orders granted thereunder.

6.

The Fund may not purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from purchasing or selling options, futures contracts, forward contracts or other derivative instruments, or from investing in securities or other instruments backed by physical commodities).

7.

The Fund will not concentrate its investments in securities of issuers in any one industry, as the term “concentrate” is used in the 1940 Act, except to the extent the Index (as defined below) upon which the Fund is based concentrates in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

In addition to the foregoing fundamental policies, the EPRF Acquired Fund and EPRF Acquiring Fund are subject to the same non-fundamental policies, which may be changed by the Board of Trustees.

Comparison of Principal Risks

The EPRF Acquired Fund and EPRF Acquiring Fund are subject to the same principal risks, as listed below, and as detailed in Exhibit C. You could lose money by investing in the EPRF Acquired Fund or the EPRF Acquiring Fund. An investment in either of the Funds is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that any of the EPRF Acquired Fund’s or EPRF Acquiring Fund’s investment objective will be achieved. The order of the risk factors set forth below does not indicate the significance of any particular risk factor. Investments in the Funds involve substantial risks which prospective investors should consider carefully before investing. The Funds’ principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.

The following table provides a comparison of the types of principal investment risks associated with the EPRF Acquired Fund and EPRF Acquiring Fund:

Principal Investment Risks	EPRF Acquired Fund	EPRF Acquiring Fund
Active Markets Risk	X	X
Authorized Participation Concentration Risk	X	X
Concentration Risk	X	X
Credit Ratings Risk	X	X
Cyber Security Risk	X	X
Financials Sector Risk	X	X
Index Provider Risk	X	X
Interest Rate Risk	X	X
Market Maker Risk	X	X
Market Risk	X	X
Non-Correlation Risk	X	X
Passive Investment Risk	X	X
Preferred Securities Risk	X	X
Premium/Discount Risk	X	X
REIT Risk	X	X
Small- and/or Mid-Capitalization Companies Risk	X	X
Trading Issues Risk	X	X

Comparison of Management of the Funds

Each Board is responsible for the overall management and direction of Trust I and Trust II. The respective Board elects such Trust’s officers and approves all significant agreements, including those with the investment adviser, sub-adviser, and other service providers. Innovator Capital Management, LLC, 109 North Hale Street, Wheaton, Illinois 60187, serves as investment adviser to all of the Funds. In its capacity as investment adviser, Innovator has the overall responsibility for selecting and monitoring the Funds’ investments and managing each Fund’s business affairs. Innovator is the Adviser for the EPRF Acquired Fund and the EPRF Acquiring Fund, and shareholders of the EPRF Acquired Fund will not experience a change in investment adviser as a result of the Reorganization. The management fee of the EPRF Acquired Fund matches that of the EPRF Acquiring Fund, so shareholders will not experience an increase in management fee as a result of either Reorganization. The Fund has agreed to pay an annual unitary management fee to Innovator in amount equal to 0.47% of its daily net assets for the EPRF Acquired Fund and EPRF Acquiring Fund.

Penserra Capital Management LLC, 4 Ornida Way, Suite 100-A, Ornida, California 94563, serves as the EPRF Acquired Fund’s and EPRF Acquiring Fund’s investment sub-adviser. Shareholders of the EPRF Acquired Fund will not experience a change in sub-adviser as a result of the Reorganization. Penserra has responsibility for managing the Fund’s investment program in pursuit of such Fund’s investment objective.

Dustin Lewellyn, Ernesto Tong and Anand Desai serve as the EPRF Acquired Fund’s Portfolio Managers. The Portfolio Managers each also serve as a portfolio manager for the EPRF Acquiring Fund. Therefore, shareholders of the EPRF Acquired Fund will not experience a change in portfolio manager as result of the Reorganization. The Portfolio Managers are primarily and jointly responsible for the day-to-day management of the Funds. The Portfolio Managers have served in such capacity April 1, 2018 for the EPRF Acquired Fund.

A discussion regarding the basis for the Board of the EPRF Acquired Fund’s investment advisory agreements is available in its annual report to shareholders for the fiscal year ended October 31, 2020. A discussion regarding the basis for the Board of the EPRF Acquiring Fund’s approval of its investment advisory agreements will be available in its annual report to shareholders for the fiscal period ended October 31, 2021.

The SAI describes the employment history of the portfolio managers of the Funds and provides additional information about portfolio manager compensation, other accounts managed and ownership of each Fund’s shares.

Comparison of Performance

Upon the completion of the Reorganization, the EPRF Acquiring Fund will assume the performance history of the EPRF Acquired Fund. The bar charts and tables that follow show how the EPRF Acquired Fund has performed on a calendar year basis and provide an indication of the risks of investing in the EPRF Acquired Fund by showing changes in the EPRF Acquired Fund’s performance from year-to-year and by showing how the EPRF Acquired Fund’s average annual total returns based on NAV compare to those of its respective index and a broad-based market index. Past performance (before and after taxes) is not necessarily an indication of how the EPRF Acquiring Fund will perform in the future. The EPRF Acquired Fund’s performance information is accessible on its website at www.innovatoretfs.com.

For the quarter-end June 30, 2021, the Fund had year-to-date performance of ___%.

The Fund’s highest quarterly return was 9.53% (quarter ended March 31, 2019) and the Fund’s lowest quarterly return was (8.94)% (quarter ended March 31, 2020).

Average Annual Total Return as of December 31, 2020
Innovator S&P Investment Grade Preferred ETF	1 Year	Since Inception (5/23/16)
Return Before Taxes	7.41%	5.09%
Return After Taxes on Distributions	5.85%	3.52%
Return After Taxes on Distributions and Sale of Fund Shares	4.95%	3.55%
S&P U.S. High Quality Preferred Stock Index (reflects no deduction for fees, expenses or taxes)	7.81%	5.65%
S&P U.S. Preferred Stock Index (reflects no deduction for fees, expenses or taxes)	7.97%	6.04%

The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Returns before taxes do not reflect the effects of any income or capital gains taxes. All after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of any state or local tax. Returns after taxes on distributions reflect the taxed return on the payment of dividends and capital gains.

Your own actual after-tax returns will depend on your specific tax situation and may differ from what is shown here. After-tax returns are not relevant to investors who hold Shares in tax-deferred accounts such as individual retirement accounts (IRAs) or employee-sponsored retirement plans.

Payments to Broker-Dealers and Other Financial Intermediates

The following information about payments to broker-dealers and other financial intermediaries applies equally to the EPRF Acquired Fund and the EPRF Acquiring Funds:

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), the Adviser and Foreside Fund Services, LLC, the Fund’s distributor, may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

SECTION B — ADDITIONAL INFORMATION ABOUT EACH REORGANIZATION—

Terms of Each Reorganization

The Investment Adviser recommended to the Trust I and Trust II Board that it approve each Plan of Reorganization, pursuant to which each Acquired Fund will reorganize with and into the respective Acquiring Fund, each a newly‑created series of Trust I. Each Agreement and Plan of Reorganization is attached hereto, however the following is a summary of certain terms of the Agreements:

•

Each Reorganization is expected to close on or about the Closing Date, subject to receipt of any necessary regulatory approvals and satisfaction of any other conditions to closing. However, following such approvals, each Reorganization may happen at any time agreed to by the applicable Acquired Fund and the corresponding Acquiring Fund

●

The BUFF Acquired Fund will (i) transfer all of its assets and liabilities to the BUFF Acquiring Fund in exchange for shares of the BUFF Acquiring Fund having an aggregate NAV equal to the value of the net assets of the BUFF Acquired Fund transferred to the BUFF Acquiring Fund as of the time of valuation specified in its Plan of Reorganization; and (ii) the distribution of shares of the BUFF Acquiring Fund to shareholders of the BUFF Acquired Fund in proportion to their holdings in the BUFF Acquired Fund, resulting in complete liquidation of the BUFF Acquired Fund.

●

The EPRF Acquired Fund will (i) transfer all of its assets and liabilities to the EPRF Acquiring Fund in exchange for shares of the EPRF Acquiring Fund having an aggregate NAV equal to the value of the net assets of the EPRF Acquired Fund transferred to the EPRF Acquiring Fund as of the time of valuation specified in its Plan of Reorganization; and (ii) the distribution of shares of the EPRF Acquiring Fund to shareholders of the EPRF Acquired Fund in proportion to their holdings in the EPRF Acquired Fund, resulting in complete liquidation of the EPRF Acquired Fund.

•

The value of the net assets of Acquired Fund and of the shares of the corresponding Acquiring Fund will be computed consistent with procedures established by the Boards and disclosed in each Acquiring Fund’s prospectus, after deduction for any expenses of the Reorganization contemplated under the Agreements, and shall be certified by the Acquired Fund.

•	The Agreements and the transactions contemplated by the Agreements may be terminated with respect to either Reorganization by the mutual agreement of the parties to such Plan of Reorganization.

Board Considerations Relating to the Reorganization

The Investment Adviser recommended to the Board of Trust I and Trust II that it approve each Plan of Reorganization, pursuant to which each Acquired Fund will reorganize with and into the respective Acquiring Fund, each a newly‑created series of Trust I, because it believes, among other considerations, that the Reorganizations will provide the potential for enhanced operational efficiencies and reduced operational expenses and the potential for reduction of errors; however such benefits are not guaranteed. On June 16, 2021, each Board, including a majority of the Independent Trustees, voted to approve each Plan of Reorganization. In connection with the meeting, each Board reviewed materials, analyses and other information provided by Innovator to each Board regarding, among other things, the considerations discussed below. Chapman and Cutler LLP, counsel to each of the Funds and the Adviser, provided background materials, legal analyses and other information to the Boards regarding, among other things, the topics discussed below and responded to questions raised by the Board at those meetings. The Independent Trustees were assisted in their consideration of each Reorganization by their independent counsel. Before approving each Plan of Reorganization, the Independent Trustees met in executive session with their independent counsel to consider the materials provided by the Adviser relating to each Reorganization. After each Board reviewed, evaluated and discussed the information provided to it that it considered relevant to its deliberations, each Board, unanimously voted to approve the Reorganizations. In reaching its conclusions, the Trust I and Trust II Board considered numerous factors, including the following, in no order of priority:

●

The interests of shareholders of the Acquired Funds would not be diluted as a result of either Reorganization, and that, with respect to the Acquiring Funds, because there are no shareholders, there will be no dilution of shareholders of either Acquiring Fund in connection with the Reorganizations;

●

Each Acquiring Fund seeks to track the performance of the same underlying index as the respective Acquired Fund and, as such, there is no difference in the investment objectives, risks, strategies, fundamental investment policies and non-fundamental investment policies employed by the Acquired Fund and the respective Acquiring Fund. The Acquiring Funds will also have the same fundamental investment policies as those of each respective Acquired Fund;

●

The investment objectives, risks, principal investment strategies, fundamental investment policies and non-fundamental investment policies of the Acquired Funds are identical to those of the respective Acquiring Fund;

●

The Reorganization of each Acquired Fund into the Acquiring Fund is expected to qualify as a “reorganization” within the meaning of Section 368 of the Code and, therefore, shareholders of the Acquired Funds will not recognize gain or loss for federal income tax purposes on the exchange of their shares of each Acquired Fund for the shares of the Acquiring Fund (except any gain or loss that may result from the receipt of cash in lieu of fractional shares);

●

The Acquired Funds will have the potential for enhanced operational efficiencies at the conclusion of the Reorganizations. The Board noted that Trust I and Trust II existing as two separate legal entities presents operational and financial challenges that are expected to be mitigated by the Reorganizations. Management of the Trusts must currently perform certain accounting, compliance, disclosure and reporting tasks that are required at each Trust level. These activities are subject to operational errors that have the potential to be reduced to the extent each of the Innovator funds resided in a single trust. The Reorganizations would permit the elimination of certain duplicative activities, which could reduce the potential for operational errors. However, the potential benefits of the Reorganizations are not guaranteed. The Board also considered that the potential reduction in operational expenses as a result of the Reorganizations may accrue to the benefit of the Adviser;

●	The continuity of the Portfolio Managers between the Acquired Funds and Acquiring Funds;

●	The shareholders of the Acquired Funds will experience no change in shareholder services as a result of the Reorganizations;

●	The direct costs associated with the Reorganizations, other than as set out in the Agreements, would be borne by Innovator;

●	The current advisory fee rates and expenses and the estimated pro forma advisory fee rate and expense ratio will not change as a result of the Reorganizations.

In its deliberations, the Trust I and Trust II Board, in exercising its respective business judgment, did not identify any single factor that was paramount or controlling, and individual Trustees may have attributed different weights to varying factors. With respect to each factor the Trust I and Trust II Board considered, it concluded, within the context of its overall conclusions, that such factor supported the approval of the Reorganizations.

Certain Federal Income Tax Consequences

The following is a general summary of the certain U.S. federal income tax consequences of the Reorganizations and is based upon the current provisions of the Code, the existing regulations thereunder, current administrative rulings and published judicial decisions, all of which are subject to change, possibly with retroactive effect. These considerations are general in nature and individual shareholders should consult their own tax advisers as to the federal, state, local, and foreign tax considerations applicable to them and their individual circumstances.

For each year of the Acquired Funds existence, each Acquired Fund has had in effect an election to be, and Trust II believes it has qualified for treatment as, a “regulated investment company” (“RIC”) under the Code. Accordingly, Trust II believes each of the Acquired Funds has been, and expects to continue through the Closing Date to be, generally relieved of any federal income tax liability on its taxable income and gains it distributes to shareholders in accordance with Subchapter M of the Code.

Each Reorganization will qualify as a tax-free “reorganization” for federal income tax purposes under Section 368(a) of the Code. Accordingly, it is expected that no gain or loss will be recognized by the Acquired Funds or shareholders of the Acquired Funds as a direct result of the Reorganizations. Specifically, it is expected that the Acquired Funds will recognize no gain or loss upon the acquisition by the respective Acquiring Fund of the assets and the assumption of the liabilities, if any, of the Acquired Funds. In addition, when shares held by shareholders of the Acquired Funds are exchanged for the respective Acquiring Fund shares pursuant to the Reorganizations, it is expected that shareholders of the Acquired Funds will recognize no gain or loss on the exchange, and that shareholders of the Acquired Funds will have the same aggregate tax basis and holding period with respect to the shares of the Acquiring Fund as the shareholder’s tax basis and holding period in its Acquired Fund shares immediately before the exchange.

Since the Reorganizations will be tax-free, the tax attributes of each Acquired Fund, if any, move to the corresponding Acquiring Fund, including, as of the date of the Reorganizations, the Acquired Funds’ cost basis in its assets, its unrealized gains and losses and its capital loss carryforwards, if any. At any time prior to the consummation of the Reorganizations, shareholders of the Acquired Funds may redeem shares of the Acquired Funds. Any such redemptions will generally result in the recognition of gain or loss to the redeeming shareholder for U.S. federal income tax purposes.

Neither the Acquired Funds nor the Acquiring Funds have requested or will request an advance ruling from the Internal Revenue Service (“IRS”) as to the U.S. federal tax consequences of the Reorganizations. Based on certain customary assumptions, factual representations to be made on behalf of each Acquired Fund and Acquiring Fund, and existing provisions of the Code, U.S. Treasury regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, Chapman and Cutler LLP will, as a condition to the closing of the Reorganizations, provide a legal opinion substantially to the effect that, for federal income tax purposes:

(i)

the acquisition by each Acquiring Fund of all of the assets of the respective Acquired Fund, as provided for in the Agreements, in exchange for Acquiring Fund Shares and the assumption by the such Acquiring Fund of all of the liabilities of the Acquired Fund Fund, followed by the distribution by the respective Acquired Fund to its shareholders of the respective Acquiring Fund Shares in complete liquidation of the Acquired Funds, will each qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Target Fund and the Acquiring Funds each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code;

(ii)

no gain or loss will be recognized by the Acquired Funds upon the transfer of all of its assets to, and assumption of all of its liabilities by, each Acquiring Fund in exchange solely for the respective Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code or upon the distribution of such Acquiring Fund Shares to shareholders of the respective Acquired Fund in complete liquidation pursuant to Section 361(c)(1) of the Code;

(iii)

no gain or loss will be recognized by either Acquiring Fund upon the receipt by it of all of the assets of the respective Acquired Fund in exchange solely for the assumption of all of the liabilities of such Acquired Fund and issuance of the respective Acquiring Fund Shares pursuant to Section 1032(a) of the Code;

(iv)

the tax basis of the assets of each Acquired Fund received by the respective Acquiring Fund will be the same as the tax basis of such assets in the hands of such Acquired Fund immediately prior to the exchange, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by such Acquired Fund upon the exchange pursuant to Section 362(b) of the Code;

(v)

the holding periods of the assets of the Acquired Funds in the hands of the respective Acquiring Fund will include the periods during which such assets were held by such Acquired Fund pursuant to Section 1223(2) of the Code;

(vi)

no gain or loss will be recognized by the shareholders of each Acquired Fund upon the exchange of all of their Acquired Fund Shares for the Acquiring Fund Shares pursuant to Section 354(a) of the Code;

(vii)

the aggregate tax basis of each Acquiring Fund Shares received by a shareholder of the respective Acquired Fund will be the same as the aggregate tax basis of such Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code;

(viii)

the holding period of the Acquiring Fund Shares received by a shareholder of the respective Acquired Fund will include the holding period of such Acquired Fund Shares exchanged therefor, provided that the shareholder held the Acquired Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code; and

(ix)

the taxable year of the Acquired Funds will not end as a result of the Reorganization and each Acquiring Fund will succeed to and take into account the items of such Acquired Fund described in Section 381(c) of the Code.

A copy of the opinion will be filed with the SEC and will be available for public inspection.

Opinions of counsel are not binding upon the IRS or the courts. If a Reorganization is consummated and the IRS or a court were to determine that the Reorganization does not qualify as a tax-free reorganization under the Code, and thus is taxable, the applicable Acquired Fund would recognize gain or loss on the transfer of its assets to the corresponding Acquiring Fund and each shareholder of the Acquired Fund that held shares in a taxable account would recognize a taxable gain or loss equal to the difference between its tax basis in its Acquired Fund Shares and the fair market value of the respective Acquiring Fund Shares it received.

The tax attributes, including capital loss carryovers, if any, as of the date of closing of the Reorganizations, of each Acquired Fund are expected to move to the corresponding Acquiring Fund in the Reorganizations and to be available to offset future gains recognized by such Acquiring Fund, subject to limitations under the Code. Where these limitations apply, all or a portion of a Fund’s capital loss carryovers may become unavailable, the effect of which may be to accelerate the recognition of taxable gains to the Acquiring Fund and its shareholders post-closing.

This discussion is only a general summary of certain U.S. federal income tax consequences. You should consult your tax advisor regarding the U.S. federal income tax consequences to you, if any, of the Reorganizations in light of your particular circumstances, as well as the state and local tax consequences, if any, of the Reorganizations because this discussion is only a general summary of certain U.S. federal income tax consequences.

Capital Loss Carryforwards

For federal income tax purposes, each Fund is generally permitted to carry forward a net capital loss in any taxable year to offset its own capital gains, if any. These amounts are available to be carried forward to offset future capital gains to the extent permitted by the Code and applicable tax regulations. As of October 31, 2020, the Acquired Funds had capital loss carryforwards approximating the amounts indicated. The Acquired Funds’ capital loss carryforwards do not expire.

BUFF Acquired Fund

Indefinite Short-Term	Indefinite Long-Term
$38,633,899	$--

EPRF Acquired Fund

Indefinite Short-Term	Indefinite Long-Term
$1,162,286	$260,346

Capitalization

The following table shows, as of July 26, 2021, the capitalization of the Acquired Funds and the pro forma combined capitalization of the Acquiring Funds, giving effect to the Reorganization as of that date:

Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
BUFF Acquired Fund	$59,432,933.87	$34.96	1,700,000
BUFF Acquiring Fund (pro forma)	$59,432,933.87	$34.96	1,700,000
EPRF Acquired Fund	$222,676,937.12	$24.34	9,150,000
EPRF Acquiring Fund (pro forma)	$222,676,937.12	$24.34	9,150,000

Comparison of Forms of Organization and Shareholder Rights

Trust I is a Delaware statutory trust governed by Delaware and federal law, its Agreement and Declaration of Trust, By-Laws and its Board of Trustees. Trust II is a Massachusetts business trust governed by Massachusetts and federal law, its own Declaration of Trust, By-Laws and its Board of Trustees. The Agreement and Declaration of Trust of Trust I (the “Trust I Declaration”) and the Agreement and Declaration of Trust II (the “Trust II Declaration”) are each referred to herein as a trust instrument.

Trust I and Trust II are each authorized to issue an unlimited number of shares of the Acquiring Funds and Acquired Funds, respectively. Shareholders have no preemptive rights or conversion or exchange rights, except as the Trustees may determine from time to time.

For Trust II, each share has one vote with respect to matters upon which a shareholder vote is required, consistent with the requirements of the 1940 Act and the rules promulgated thereunder. Shares of all series of Trust II vote together as a single class except as otherwise required by the 1940 Act, or if the matter being voted on affects only a particular series; and if a matter affects a particular series differently from other series, the shares of that series will vote separately on such matter. The Trust II Declaration requires a shareholder vote only on those matters where the 1940 Act requires a vote of shareholders and otherwise permits the Trustees to take actions without seeking the consent of shareholders. For example, the Trust II Declaration gives the Trustees broad authority to approve reorganizations or the sale of all or substantially all of the Fund’s assets, or the termination of Trust II or a series thereunder without shareholder approval so long as the 1940 Act would not require such approval. Shareholders of the Acquired Funds, by virtue of becoming a shareholder of such fund, are expressly held to have agreed to be bound by the provisions of the Trust II Declaration.

Under Trust I, shareholders of Trust I are entitled to one vote for each full share and to a proportionate fractional vote for each fractional share standing in the shareholder’s name on the books of Trust I. Matters affecting only one particular fund or class can be voted on only by shareholders in such fund or class. The shares of Trust I are not entitled to cumulative voting, meaning that holders of more than 50% of Trust I’s shares may elect the entire Board.

For a more full comparison of the forms of organization of each trust and shareholder rights under Trust I and Trust II, please see Exhibit B.

The foregoing and the discussion contained in Exhibit B reflects the material provisions of the Trust I and Trust II instruments and By-Laws governing the Funds. For additional information please refer to the Trust I and Trust II instruments and By-Laws, and each Fund’s SAI.

Exhibit A-1

BUFF FORM OF AGREEMENT AND PLAN OF REORGANIZATION

[to be provided]

A-1

Exhibit A-2

EPRF FORM OF AGREEMENT AND PLAN OF REORGANIZATION

[to be provided]

A-2

Exhibit B

COMPARISON OF ORGANIZATIONAL DOCUMENTS AND SHAREHOLDER RIGHTS

Trust II is organized as a Massachusetts business trust, and each Acquired Fund is a separate series thereunder. Upon the completion of the Reorganizations, each Acquired Fund will reorganize into the respective Acquiring Fund, a series of Trust I, a Delaware statutory trust. The following is a discussion of certain provisions of the governing instruments and governing laws of the Acquired Funds and the Acquiring Funds, but is not a complete description thereof. Further information about each Fund’s governance structure is contained in the respective shareholder reports and governing documents of such Fund.

Shares. Trust I and Trust II are each authorized to issue an unlimited number of shares of the Acquiring Funds and Acquired Funds, respectively. Shareholders of Trust I and Trust II have no preemptive rights or conversion or exchange rights, except as the Trustees may determine from time to time. The Board of Trustees of Trust I and Trust II may in their sole discretion determine to issue Shares of any Series or Class in lots of such aggregate number of Shares as determined by the Board. The rights, preferences, privileges, limitations, restrictions and such other relative terms of shares of either trust are determined by the respective Board. Shares of Trust I have no par value, and the number, Series and Class is unlimited.

Organization. Trust I is a Delaware statutory trust governed by Delaware and federal law, its Agreement and Declaration of Trust, By-Laws and its Board of Trustees. Trust II is a Massachusetts business trust governed by Massachusetts and federal law, its own Declaration of Trust, By-Laws and its Board of Trustees.

Composition of the Board of Trustees. Trust I may have a fixed number of trustees, but in no event shall have fewer than one nor more than fifteen trustees. Each Trustee holds office for the lifetime of Trust I or until such Trustee’s earlier death, resignation, removal, retirement or inability to otherwise serve. Currently, Trust 1 has four trustees, three of which are “Independent Trustees”. Trust II has no maximum number of Trustees, but currently has four trustees, three of which are “Independent Trustees.” Each Trustee of Trust II shall hold office until the next meeting of shareholders called for the purpose of considering the election or re-election of such Trustee, or of a successor to such Trustee, and until such successor, if any, is elected, qualified and serving as a Trustee. Any vacancy on the Trust I Board may be filled by the affirmative vote or consent of a majority of the Trustees then in office, except as prohibited by the 1940 Act. The same four individuals who serve on the Board of Trust I serve on the Board of Trust II.

Shareholder Meetings and Rights of Shareholders to Call a Meeting. Under the By-Laws of Trust I, any meeting of shareholders may be called at any time by the Trust I Board. A meeting of shareholders for the purpose of electing Trustees may also be called at the request of the shareholders holding not less than ten (10) percent of shares, provided that the shareholders requesting such meeting shall have paid Trust I the reasonably estimated cost of preparing and mailing the notice thereof. No meeting of shareholders may be called upon the request of shareholders to consider any matter which is substantially the same as a matter voted upon at any meeting of shareholders held during the preceding twelve months, unless requested by the holders of a majority of all shares entitled to vote at such meeting.

The Trust II Declaration provides that meetings of shareholders of Trust II or any series or class thereof may be called from time to time for the purpose of taking action upon any matter requiring the vote or authority of the shareholders as provided by the Trust II Declaration, or upon any other matter deemed by the Trust II Board to be necessary or desirable. The by-laws of Trust II provide that there shall be no annual meetings of shareholders, except as required by law. Meetings of shareholders may be called by the Secretary of Trust I upon the order of the Trust II Board upon the written request of shareholders holding shares representing, in the aggregate, not less than one-third of the voting power of the outstanding shares entitled to vote on the matters specified in such written request. However, no meeting need be called at the request of shareholders entitled to cast less than a majority of all votes entitled to be cast at that meeting to consider any matter which is substantially the same as a matter voted on at any meeting of the shareholders during the preceding twelve months.

Derivative Actions. Under the Trust I Declaration, subject to the requirements under Delaware law, a shareholder may bring a derivative action on behalf of Trust I only if the shareholder first makes a pre-suit demand on the Trust I Board to bring the subject action. A demand on the Trust I Board shall only be excused if a majority of the Trust I Board, or a majority of any committee established to consider the merits of such action, has a material personal financial interest in the action.

Under the Trust II Declaration, no shareholder may bring a derivative action in the right of Trust II or any series thereunder unless specific conditions are met. These conditions include, but are not limited to (i) shareholder was a shareholder at the time the cause of action arose; (ii) the complaining shareholder was a shareholder of the affected series at the time the demand was made; and (iii) the complaining shareholder makes a written demand on tee Trust II Board requesting the Trustees cause Trust II to file the action itself, including specific statements and descriptions. The Trustees who are considered independent for considering the demand will consider the merits of the claim within 90 calendar days of receipt of a shareholder demand. A complaining shareholder whose demand is rejected shall be responsible for the costs and expenses (including attorneys’ fees) incurred by Trust II in connection with Trust II’s consideration of the demand if a court determines that the demand was made without reasonable cause or for an improper purpose. A shareholder who commences or maintains a derivative action in violation of the Trust II Declaration shall reimburse Trust II for the costs and expenses (including attorneys’ fees) incurred by Trust II in connection with the action if the action is dismissed on the basis for failure to comply with the Trust II Declaration. If a court determines that any derivative action has been brought without reasonable cause or for an improper purpose, the costs and expenses (including attorneys’ fees) incurred by Trust II in connection with the action shall be borne by the shareholder who commenced the action.

Right to Vote. Under the Trust I Declaration, subject to other provisions of the Trust I Declaration, the shareholders of Trust I shall have the power to vote only (i) on matters required by the Trust I Declaration, the by-laws, the 1940 Act, or other applicable law and any effective registration statement of Trust I; and (ii) on such other matters as the Trust I Board may consider necessary or desirable.

Under the Trust II Declaration, shareholders shall not have the power to vote on any matter except: (i) for the election or removal of Trustees to the extent as provided in the Trust II Declaration; and (ii) with respect to such additional matters relating to Trust II as may be required by law or as the Trustees may consider and determine necessary or desirable.

Quorum and Voting at Shareholder Meetings. Forty percent (40%) of the outstanding shares entitled to vote at a shareholders’ meeting, which are present in person or represented by proxy, shall constitute a quorum at a shareholders meeting under Trust I, except when a larger quorum is required elsewhere in the Trust I Declaration, the By-Laws or applicable law or requirement. When a separate vote of one or more Series or Class is required, forty percent (40%) of the outstanding shares of each such Series or Class entitled to vote is required, subject to the same exceptions. Subject to other provisions in the Trust I Declaration, when a quorum is present at any meeting, a majority of the votes cast shall decide any questions and a plurality shall elect a Trustee, except when a larger vote is required by the Trust I Declaration, the by-laws of Trust I, or applicable law. Where a separate vote by series and, if applicable, by Class is required, such requirement shall apply to such separate votes by Series and Classes. Abstentions and broker non-votes are treated as present at a shareholders meeting, while abstentions and broker non-votes will not be treated as votes cast at such meeting.

The Trust II Declaration provides that the Trust II Board shall set forth in the by-laws the quorum required for transaction of business by the shareholders at a meeting, which quorum shall in no event be less than 30% of the Shares entitled to vote at the meeting. The By-laws in turn provide that the holders of shares entitled to vote and present, in person or by proxy, representing thirty percent (30%) of the voting power of Trust II shall constitute a quorum at any meeting of shareholders. Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present. The Trust II Declaration provides that shareholders take action by the affirmative vote of the holders of shares representing a majority, except in the case of the election of Trustees, which only requires a plurality, of votes cast at a meeting of shareholders, except as may be otherwise required by applicable law, the Trust II Declaration or by-laws.

Amendment of Governing Instruments. The Trust I Declaration may be restated and/or amended at any time by not less than a majority of the Trust I Board and, to the extent required by the Trust I Declaration, the 1940 Act or the requirements of the securities exchange on which shares of Trust I are listed for trading, by approval of such amendment by the shareholders in accordance with the relevant provisions of the Trust I Declaration. The Trust I by-laws may be amended, restated or repealed, by the affirmative vote of a majority of votes cast at a shareholders meeting called for that purpose where a quorum of the shareholders of Trust I is present. The Trustees may also amend, restate, or repeal the Trust I By-Laws by a vote of the not less than a majority of the Trustees present at a meeting at which a quorum is present.

Under the Trust II Declaration, the Trust II Board may vote by a majority of the Trustees then in office to amend or otherwise supplement the Trust II Declaration, however any amendment to any provision in Article V of the Trust II Declaration (provisions relating to the Trustees) requires the vote of two-thirds (2/3) of the Trustees then in office. The Trust II By-Laws may be amended, supplemented, amended and restated, or replaced, in whole or in part, only by a majority of the Trustees then in office.

Mergers, Reorganizations and Conversions. Under the Trust I Declaration, the Trust I Board, by a vote of a majority of the Board, may cause Trust I to merge or consolidate with or into one or more statutory trusts or “other business entities” as defined under Delaware Law. Such merger or consolidation shall not require the vote of shareholders unless such vote is required by the 1940 Act. The Board shall provide at least thirty (30) days’ prior written notice to the shareholders of the merger or consolidation. The Trust I Board, by a vote of the majority of the Trustees, may cause (i) Trust I to convert to an “other business entity” as defined under Delaware law; (ii) shares of Trust 1 or any series may be converted into beneficial interests of another statutory trust; or (iii) Shares to be exchanged under or pursuant to any state or federal statute to the extent permitted by law. Any such statutory conversion, share conversion, or share exchange does not require the vote of shareholders unless such vote is required by the 1940 Act. The Trust I Board may, by vote of a majority of the Trustees, cause Trust I or any series thereunder to sell, convey and transfer its assets to another entity organized under the laws of any state in exchange for cash, shares or other securities. Such reorganization shall not require the vote of the shareholders unless such vote is required by the 1940 Act, provided however, that the Trust I Board shall provide at least thirty (30) days’ prior written notice to the shareholders of Trust I of any such sale of trust assets and at least thirty (30 days prior written notice to the shareholders of a particular Series of any sale of such Series’ assets.

Under the Trust II Declaration, the Trust II Trustees may authorize Trust II or any Series or Class thereof to merge, consolidate with or sell, lease, transfer, pledge, exchange, convey or dispose of all or substantially all of the property of Trust II, including its good will to, any one or more business trusts, corporations or other business entities, upon such terms and conditions and for such consideration as the Trustees may determine.

Termination of a Fund. Under the Trust I Declaration, Trust I and each series shall have a perpetual existence unless dissolved in one of four ways: (i) with respect to Trust I, (a) upon the vote of holders of not less than a majority of the shares of Trust I cast, or (b) at the direction of the Trust I Board upon prior written notice to the shareholders of Trust I; (ii) with respect to a particular series, (a) upon the vote of the holders of not less than a majority of shares of such series cast, or (b) at any time there are no shares outstanding of such series or upon prior written notice to the shareholders of such series; (iii) with respect to Trust I or a particular series, upon the occurrence of a dissolution or termination event pursuant to the relevant provision of the Trust I Declaration or applicable Delaware law; or (iv) with respect to any series, upon the event that causes the dissolution of Trust I.

Under the Trust II Declaration, Trust II shall continue without limitation unless terminated as provided in the Trust II Declaration. Trust II or any Series thereunder may be terminated at any time by the Trustees of Trust II by written notice to the shareholders of Trust II or such series, as the case may be.

Liability of Shareholders. As provided under applicable Delaware law, shareholders are entitled to the same limitation of personal liability as that extended to stockholders of a private corporation organized for profit under the General Corporation Law of the State of Delaware.

Under the Trust II Declaration, there shall be no personal liability for any debt, liability, or obligation incurred by, contracted for, or otherwise existing with respect to, Trust II or any Series or Class thereunder, shall attach to any shareholder or former shareholder of Trust II.

Liability of Trustees and Officers. Under the Trust I Declaration, a Trustee or officer, or other agent of Trust I, to the fullest extent as permitted under applicable Delaware law, shall not be responsible or liable in any event for any act or omission of any other “Agent” of Trust I (as such term is defined in the Trust I Declaration) or any investment adviser or principal underwriter of Trust I. No Trustee or Officer, when acting in the respective capacity as such, shall be personally liable for any act, omission or obligation of Trust I or any Trustee thereof. However, Trustees and officers of Trust I shall be liable to Trust I and any shareholder for any act or omission that constitutes a bad faith violation of an implied contractual covenant of good faith and fair dealing, for their own willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct as a Trustee or officer, and for nothing else. The limitation of liability contained in the Trust I Declaration applies to events occurring at the time such person serves as a Trustee or officer.

Under the Trust II Declaration, no Trustee, officer or employee of Trust II shall be subject to any personal liability, other than Trust II or its shareholders in connection with the affairs of Trust II. No person who is or has been a Trustee, officer or employee of Trust II shall be liable to Trust II or any shareholder, Trustee, officer, employee or agent of Trust II for any action or failure to act, except for matters of their own bad faith, willful misfeasance, gross negligence, or reckless disregard or their duties involved in the conduct of their office. A Trustee shall not be responsible for or liable in any event for any neglect or wrongdoing of any officer, employee, investment adviser, sub-adviser, principal underwriter, custodian, transfer agent or other agent or independent contractor of Trust II, except in the case of such Trustee’s own willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

Indemnification. Under the Trust I Declaration, no shareholder as such shall be subject to any personal liability to any person in connection with Trust I property or the acts, obligations or affairs of Trust I. If any shareholder or former shareholder is exposed to liability, charged with liability, or held personally liable, for any obligations or liability of Trust I, by reason of a claim or demand relating exclusively to the status of having been a shareholder of Trust I or a particular series thereof, and not because of such shareholder’s actions or omissions, such shareholder or former shareholder shall be entitled to be held harmless from and indemnified out of the assets of Trust I or out of the assets of such Series thereof, as the case may be, against all loss and expense. This includes, without limitation, attorneys’ fees arising from such claim or demand. Trust I shall indemnify, out of the property of Trust I, to the fullest extent permitted under applicable law, any person who was or is a party to a proceeding by reason of the fact that such person was an “Agent” of Trust I (as such term is defined in the Trust I Declaration) against any expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding. There shall be no right to indemnification for any liability arising by reason of “disqualifying conduct”, as such term is defined under the Trust I Declaration. Indemnification under the Trust I Declaration shall be made by Trust I if authorized in the specific case by a determination that indemnification of the “Agent” is proper in the circumstance, as detailed in the Trust I Declaration.

Under the Trust II Declaration, no personal liability existing with respect to Trust II or any Series or Class thereunder shall attach to any shareholder of former shareholder of Trust II. If such shareholder or former shareholder is held personally liable solely by reason of being or having been a shareholder and not because of such persons acts or omissions or for some other reason, than such shareholder or former shareholder shall be entitled out of the assets of Trust II or the applicable series, to be held harmless and indemnified against all loss and expense. Every person who is, or has been a Trustee, officer, or employee of Trust II, including persons who serve at the request of Trust II as directors, trustees, officers, employees or agents o another organization in which Trust II has an interest as shareholder, creditor or otherwise, shall be indemnified by Trust II to the fullest extent permitted by law against liability and against all expenses reasonably paid. No indemnification shall be provided if prohibited by applicable federal law. Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under the applicable provisions of the Trust II Declaration shall be advanced by Trust II prior to the final disposition thereof.

Written Consents. Under the Trust I Declaration, to the extent not inconsistent with the provisions of the 1940 Act, any action that may be taken at any meeting of the Trust I Board or any committee thereof, may be taken without a meeting and without prior written notice if a consent or consents in writing setting forth the action so taken is signed by the Trust I Board, having the requisite number of votes that would be necessary to authorize or take that action at a meeting at which all Trustees on the Trust I Board or any committee thereof, as the case may be, were present and voted. Any action which may be taken at any meeting of shareholders may be taken without a meeting if a consent or consents in writing setting forth the action so taken is or are signed by the holders of a majority of the shares entitled to vote on such action. Such consents must be received by the Secretary of Trust I either: (i) by the date set by resolution of the Trust I Board for shareholder vote on such action; or (ii) if no date is set, within 30 days after the record date for such action.

Under the Trust II Declaration, the Trustees may take action by written consent of a majority of Trustees then in office. Further, any action required or permitted to be taken at a meeting of shareholders may be taken, if so directed by the Trust II Board, as of a record date specified by the Trustees in accordance with the Trust II by-laws, without a meeting by written action executed by shareholders holding not less than the minimum number of shares that would have been necessary to take the action at the meeting, assuming that all of the shareholders entitled to vote on that action were present and voting at the meeting.

Exhibit C

MORE INFORMATION ABOUT THE ACQUIRED FUNDS AND THE ACQUIRING FUNDS

BUFF Acquired Fund and BUFF Acquiring Fund

Principal Risks

The BUFF Acquired Fund and BUFF Acquiring Fund are subject to the same principal risks listed below. You could lose money by investing in the BUFF Acquired Fund or the BUFF Acquiring Fund. An investment in either of the Funds is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that any of the BUFF Acquired Fund’s or BUFF Acquiring Fund’s investment objective will be achieved. The order of the risk factors set forth below does not indicate the significance of any particular risk factor. Investments in a Fund involve substantial risks which prospective investors should consider carefully before investing.

The below consists of the principal investment risks associated with the BUFF Acquired Fund and BUFF Acquiring Fund:

Fund-of-Funds Risk. Shareholders of the Fund will experience investment returns that are different than the investment returns provided by an Underlying ETF. The Fund does not itself pursue a defined outcome strategy, nor does the Fund itself provide a defined buffer against S&P 500 Price Index losses. Because the Fund will typically not purchase an Underlying ETF on the first day of an Outcome Period, it is not likely that the stated outcome of the Underlying ETF will be realized by the Fund. The Fund will be continuously exposed to the investment profiles of each of the Underlying ETFs during their respective Outcome Periods. A purchaser of Shares will, therefore, have exposure to Underlying ETFs with differing profiles in terms of its upside performance availability to its Cap and potential for downside protection to its buffer. The Fund may invest in an Underlying ETF at times when the Underlying ETF is experiencing little or no benefit to its Cap or buffer. The Fund, with its aggregate exposure to each of the Underlying ETFs and it respective defined outcome profiles, may have investment returns that are inferior to that of any single Underlying ETF or group of Underlying ETFs over any given time period.

In between the semi-annual rebalance period of the Index, because the Fund is not equally weighted on a continuous basis, the Fund may be exposed to one or more Underlying ETFs disproportionately when compared to other Underlying ETFs. In such circumstances, the Fund will be subject to the over-weighted performance of the Underlying ETF.

As a shareholder in other ETFs, the Fund bears its proportionate share of each ETF’s expenses, subjecting Fund shareholders to duplicative expenses.

Underlying ETF Risk. While the Underlying ETFs seek to provide certain investment outcomes, there is no guarantee that they will successfully do so. Because the Fund’s value is based on the value of the Underlying ETF’s, the Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETFs. The Underlying ETFs are subject to many of the same structural risks as the Fund that are described in more detail herein, such as Active Markets Risk, Authorized Participant Concentration Risk, Fluctuation of Net Asset Value Risk, Market Maker Risk, Market Risk, Operational Risk and Trading Issues Risk. However, the risks of owning an ETF also include the risks associated with the investments held by the Underlying ETFs. As such, the Fund may be subject to the following risks as a result of its investments in the Underlying ETFs:

Buffered Loss Risk. There can be no guarantee that an Underlying ETF will be successful in its strategy to provide buffer protection against S&P 500 Price Index losses if the S&P 500 Price Index decreases over the Outcome Period by 15% or less. A shareholder may lose their entire investment. An Underlying ETF’s strategy seeks to deliver returns that match the S&P 500 Price Index (up to the Cap), while limiting downside losses, if shares are bought on the day on which the Underlying ETF enters into the FLEX Options and held until those FLEX Options expire at the end of each Outcome Period. Since the Fund purchases shares of an Underlying ETF after the date on which the FLEX Options were entered into or sells shares of the Underlying ETF prior to the expiration of the FLEX Options, the buffer that the Underlying ETF seeks to provide may not be available. The Underlying ETFs do not provide principal protection or non-principal protection and the Fund, and therefore Fund shareholders, may experience significant losses on their investment, including the loss of their entire investment.

Capped Upside Return Risk. Each Underlying ETF’s strategy seeks to provide returns that are subject to the Cap. In the event that the S&P 500 Price Index has gains in excess of the Cap for the Outcome Period, an Underlying ETF will not participate in those gains beyond the Cap. An Underlying ETF’s strategy seeks to deliver returns that match those of the S&P 500 Price Index if shares of the Underlying ETF are bought on the day on which the Underlying ETF enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. Since the Fund purchases shares of an Underlying ETF after the date on which the FLEX Options were entered into and the Underlying ETF has risen in value to a level near to the Cap, there may be little or no ability for the Fund, and therefore Fund shareholders, to experience an investment gain on their shares.

FLEX Options Risk. The Underlying ETFs will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Underlying ETFs bear the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, an Underlying ETF could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, an Underlying ETF may have difficulty closing out certain FLEX Options positions at desired times and prices. An Underlying ETF may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The value of the underlying FLEX Options will be affected by, among others, changes in the value of the S&P 500 Price Index, changes in interest rates, changes in the actual and implied volatility of the S&P 500 Price Index and the remaining time to until the FLEX Options expire. The value of the FLEX Options does not increase or decrease at the same rate as the level of the S&P 500 Price Index (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the S&P 500 Price Index.

Outcome Period Risk. Each Underlying ETF’s investment strategy is designed to deliver returns that match the S&P 500 Price Index if Shares are bought on the day on which the Underlying ETF enters into the FLEX Options and held until those FLEX Options expire at the end of the Outcome Period. In the event the Fund purchases Shares after the date on which the FLEX Options were entered into or sells shares prior to the expiration of the FLEX Options, the returns realized by the Fund, and therefore Fund shareholders, will not match those that the Underlying ETF seeks to achieve.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of an Underlying ETF’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of an Underlying ETF, the ability of the Underlying ETF to value the FLEX Options becomes more difficult and the judgment of the Underlying ETF’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust) may play a greater role in the valuation of the Underlying ETF’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for an Underlying ETF to accurately assign a daily value.

Tax Risk. Each Underlying ETF intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. As a RIC, an Underlying ETF will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to shareholders (such as the Fund), provided that it satisfies certain requirements of the Code. If an Underlying ETF does not qualify as a RIC for any taxable year and certain relief provisions are not available, the Underlying ETF’s taxable income will be subject to tax at the fund level and to a further tax at the shareholder level when such income is distributed. Additionally, buying securities shortly before the record date for a taxable dividend or capital gain distribution is commonly known as “buying the dividend.” In the event the Fund purchases shares of an Underlying ETF shortly before such a distribution, the entire distribution may be taxable to the Fund even though a portion of the distribution effectively represents a return of the purchase price.

Concentration Risk. To the extent that the Underlying ETFs, and therefore the Index, concentrates in the securities of issuers in a particular industry or sector, the Fund will also concentrate its investments to approximately the same extent. The Fund may be susceptible to loss due to adverse occurrences to the extent that the Fund’s investments are concentrated in a particular issuer or issuers, region, market, industry, group of industries, sector or asset class. As of the date of this prospectus, the Fund is concentrated in the information technology sector. For more information regarding the risks of the information technology sector, see the “Information Technology Sector Risk.”

Information Technology Companies Risk. The Underlying ETFs, through its exposure to the S&P 500 Price Index through such Underlying ETFs’ investment in FLEX Options, invests significantly in information technology companies. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in an Underlying ETF is unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of an Underlying ETF to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, an Underlying ETF could suffer significant losses.

Correlation Risk. The FLEX Options held by the Underlying ETFs will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of the S&P 500 Price Index. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the S&P 500 Price Index, among others.

Investment Objective Risk. Certain circumstances under which an Underlying ETF might not achieve its objective include, but are not limited, to (i) if the Underlying ETF disposes of FLEX Options, (ii) if the Underlying ETF is unable to maintain the proportional relationship based on the number of FLEX Options in the fund’s portfolio, (iii) significant accrual of expenses in connection with effecting the Underlying ETF’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options.

Upside Participation Risk. There can be no guarantee that an Underlying ETF will be successful in its strategy to provide the Fund and Fund shareholders with a total return that matches the increase of the S&P 500 Price Index over the Outcome Period, up to the maximum return imposed by the Cap. In the event the Fund purchases shares after the date on which the FLEX Options were entered into or does not stay invested in Underlying ETF for the entirety of the Outcome Period, the returns realized by the Fund, and therefore Fund shareholders, may not match those that the Underlying ETF seeks to achieve.

Cap Change Risk. A new Cap is established for each Underlying ETF at the beginning of each Outcome Period and is dependent on prevailing market conditions. As such, the Cap may rise or fall from one Outcome Period to the next and is unlikely to remain the same for consecutive Outcome Periods.

Cash Transactions Risk. The Underlying ETFs intend to effectuate creations and redemptions for cash, rather than in-kind securities. As a result, an investment in an Underlying ETF may be less tax-efficient than an investment in an ETF that effects its creations and redemption for in-kind securities. Because an Underlying ETF will effect redemptions for cash, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. A sale of shares may result in capital gains or losses and may also result in higher brokerage costs. Consequently, an investment in an Underlying ETF may be less tax-efficient than investments in other ETFs. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if an Underlying ETF sold and redeemed its shares principally in-kind, will be passed on to purchasers and redeemers of shares in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of shares than for other ETFs.

Tax Risk from Investment in Other Investment Companies Risk. The Fund has based its analysis of its qualification as a RIC on the belief that the Underlying ETFs are themselves RICs. If an Underlying ETF were to lose its status as a RIC, the Fund may fail its requirement to have a diversified portfolio, and, thus, lose its own RIC status. If the Fund did not qualify as a RIC for any taxable year and certain relief provisions were not available, the Fund’s taxable income would be subject to tax at the Fund level and to a further tax at the Shareholder level when such income is distributed. In the event that the Fund fails to qualify as a RIC, the Fund will promptly notify Shareholders of the implications of that failure.

Active Markets Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Authorized Participation Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem “Creation Units”, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Cyber Security Risk. As the use of Internet technology has become more prevalent, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Fluctuation of Net Asset Value Risk. The Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market price may be at, above or below the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV.

Index Provider Risk. The Fund seeks to achieve returns that generally correspond, before fees and expenses, to the performance of the Index, as published by their Index Provider. There is no assurance that the Index Provider will compile its Index accurately, or that the Index will be determined, composed or calculated accurately. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology. Additionally, the Index Provider has a limited history of experience as an index provider or investment adviser for a registered fund, which may create additional risks for investing in the Fund.

Index Risk. The Fund is not actively managed. The Fund invests in securities included in its Index regardless of their investment merit. Unlike many investment companies, the Fund does not utilize an investing strategy that seeks returns in excess of the Index. Therefore, it would not necessarily buy or sell a security unless that security is added or removed, respectively, from the Index, even if that security generally is underperforming.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of a FLEX Options or other asset may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities.

Non-Correlation Risk. The Fund’s return may not match the return of the Index for a number of reasons. For example, the Fund incurs operating expenses not applicable to the Index, and incurs costs in buying and selling securities, especially when rebalancing the Fund’s securities holdings to reflect changes in the composition of the Index. Although the Fund currently intends to seek to fully replicate the Index, the Fund may use a representative sampling approach, which may cause the Fund not to be as well-correlated with the return of the Index as would be the case if the Fund purchased all of the securities in the Index in the proportions represented in the Index. In addition, the performance of the Fund and the Index may vary due to asset valuation differences and differences between the Fund’s portfolio and the Index resulting from legal restrictions, cost or liquidity constraints.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the calculation of the Cap, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its investment adviser and Sub-adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Passive Investment Risk. The Fund invests in the securities included in the Index regardless of their investment merit. The Fund does not attempt to outperform the Index or take defensive positions in declining markets, except in connection with the Index’s risk reduction mechanism. As a result, the Fund’s performance may be adversely affected by a general decline in the market segments relating to the Index.

Dividends, Distributions and Taxes

The following information about tax information applies equally to the BUFF Acquired Fund and the BUFF Acquiring Fund:

The Fund expects to declare and distribute all of its net investment income and its net realized capital gains, if any, at least annually. The Fund may distribute such income dividends and capital gains more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund. The amount of any distribution will vary, and there is no guarantee the Fund will pay either an income dividend or a capital gains distribution. Distributions may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

TAXES

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to continue to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•         Your Fund makes distributions,

•         You sell your Shares listed on the Exchange, and

•         You purchase or redeem Creation Units.

TAXES ON DISTRIBUTIONS

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Shares that are attributable to qualifying dividends received by the Fund from certain corporations may be reported by the Fund as being eligible for the dividends received deduction.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of your capital gain dividends, may be taxed at a higher maximum stated tax rate. Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Share at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. The Fund will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

TAXES ON EXCHANGE LISTED SHARES

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

TAXES ON PURCHASES AND REDEMPTIONS OF CREATION UNITS

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

TREATMENT OF FUND EXPENSES

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

BACKUP WITHHOLDING

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gain distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the Shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

NON‑U.S. TAX CREDIT

If the Fund invests in non‑U.S. securities, the tax statement that you receive may include an item showing non‑U.S. taxes the Fund paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Fund paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

NON‑U.S. INVESTORS

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of shares by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulation may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

INVESTMENTS IN CERTAIN NON‑U.S. CORPORATIONS

If the Fund holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain non‑U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Fund could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its shareholders. The Fund will not be able to pass through to its shareholders any credit or deduction for such taxes. The Fund may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Fund would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Fund might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the statement of additional information for more information.

Additional Information

The following additional information applies equally to the BUFF Acquired Fund and the BUFF Acquiring Fund:

Distributor

Foreside Fund Services, LLC (the “Distributor”) serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in the Shares.

Purchase and Sale of Fund Shares

The Fund will issue and redeem Shares at NAV only with authorized participants (“APs”) that have entered into agreements with the Fund’s distributor and only in large blocks of Shares (“Creation Units”) or multiples thereof, in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may issue and redeem Shares in exchange for cash at a later date but has no current intention of doing so. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

APs may acquire Shares directly from the Fund, and APs may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units and in accordance with the procedures described in the SAI.

BOOK ENTRY

Shares are held in book‑entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

SHARE TRADING PRICES

The trading prices of Shares on the Exchange may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

The approximate value of Shares, an amount representing on a per Share basis the sum of the current market price of the securities held by the Fund, will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association. This approximate value should not be viewed as a “real‑time” update of the NAV per Share of the Fund because the approximate value may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day. The Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and the Fund does not make any warranty as to its accuracy.

FREQUENT PURCHASES AND REDEMPTIONS OF SHARES

Shares may be purchased and redeemed directly from the Fund only in Creation Units by APs that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares. Cash purchases and/or redemptions of Creation Units, however, can result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by APs increases. However, direct trading by APs is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from APs that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of all of the net assets of the Fund. In calculating NAV, the Fund generally values its investment portfolio at market price.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact Trust I’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when Fund shareholders cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Disclaimers

THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY REFINITIV LIMITED OR ANY OF ITS SUBSIDIARIES OR AFFILIATES (“REFINITIV”). REFINITIV MAKE NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE PRODUCT(S) OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN SECURITIES GENERALLY OR IN THE PRODUCT(S) PARTICULARLY OR THE ABILITY OF THE REFINITIV DIVERSIFIED POWER BUFFER STRATEGY INDEX (“INDEX”) TO TRACK GENERAL MARKET PERFORMANCE. REFINITIVS ONLY RELATIONSHIP TO THE PRODUCTS(S) IS THE LICENSING OF THE INDEX, WHICH IS DETERMINED, COMPOSED AND CALCULATED BY REFINITIV OR ITS LICENSORS WITHOUT REGARD TO THE LICENSEE OR THE PRODUCT(S). REFINITIV HAS NO OBLIGATION TO TAKE THE NEEDS OF THE LICENSEE OR THE OWNERS OF THE PRODUCT(S) INTO CONSIDERATION IN CONNECTION WITH THE FOREGOING. REFINITIV IS NOT RESPONSIBLE FOR AND HAS NOT PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE PRODUCT(S) TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE PRODUCT(S) IS TO BE CONVERTED INTO CASH. REFINITIV HAS NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT(S).

REFINITIV DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. REFINITIV MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. REFINITIV MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL REFINITIV HAVE ANY LIABILITY FOR ANY LOSS OF PROFITS, SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Fund Service Providers

US Bancorp Fund Services LLC, doing business as U.S. Bank Global Fund Services, is the administrator and transfer agent for Trust I. U.S. Bank, N.A. serves as the custodian for Trust I.

Chapman and Cutler LLP serves as legal counsel to Trust I.

Cohen & Company, Ltd. serves as Trust I’s independent registered public accounting firm and is responsible for auditing the annual financial statements of Trust I. Prior to October 2, 2017, another independent registered public accounting firm served as Trust I’s independent registered public accounting firm.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Investments by Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1) subject to certain terms and conditions set forth in an SEC exemptive order issued to Trust I, including that such investment companies enter into an agreement with Trust I on behalf of the Fund prior to exceeding the limits imposed by Section 12(d)(1). The Securities and Exchange Commission adopted Rule 12d1-4 under the 1940 Act on November 19, 2020, which became effective January 19, 2021. Rule 12d1-4 allows the Fund, subject to certain conditions, to invest in other registered investment companies and other registered investment companies to invest in the Fund beyond the limits contained in Section 12(d)(1) of the 1940 Act. While the Fund may comply with Rule 12d1-4 prior to January 19, 2022, its exemptive relief is expected to be rescinded effective January 19, 2022. After January 19, 2022, the Fund will be required to comply with the conditions of Rule 12d1-4.

EPRF Acquired Fund and EPRF Acquiring Fund

Principal Risks

The EPRF Acquired Fund and EPRF Acquiring Fund are subject to the same principal risks listed below. You could lose money by investing in the EPRF Acquired Fund or the EPRF Acquiring Fund. An investment in either of the Funds is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that any of the ERPF Acquired Fund’s or EPRF Acquiring Fund’s investment objective will be achieved. The order of the risk factors set forth below are listed alphabetically and does not indicate the significance of any particular risk factor. Investments in a Fund involve substantial risks which prospective investors should consider carefully before investing.

The below consists of the principal investment risks associated with the EPRF Acquired Fund and EPRF Acquiring Fund:

Active Markets Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Authorized Participation Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as authorized participants on an agency basis (i.e., on behalf of other market participants). To the extent that authorized participants exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem “Creation Units,” Shares may be more likely to trade at a premium or discount to the Fund’s NAV and possibly face trading halts and/or delisting.

Concentration Risk. To the extent that the Index concentrates in the securities of issuers in a particular industry or sector, the Fund will also concentrate its investments to approximately the same extent. The Fund may be susceptible to loss due to adverse occurrences to the extent that the Fund’s investments are concentrated in a particular issuer or issuers, region, market, industry, group of industries, sector or asset class. As of the date of this prospectus, the Fund is concentrated in the financials sector. For more information regarding the risks of the financials sector, see the “Financials Sector Risk.”

Credit Ratings Risk. The Index invests in securities rated “investment grade” by S&P, Moody’s or Fitch. Using credit ratings to evaluate the creditworthiness of debt securities can involve certain risks. Ratings assigned by the rating agencies are based upon an analysis completed of the issuer’s credit history and ability to pay interest and repay principal. An investment grade rating generally signifies that a credit rating agency considers the current quality of the security to be sufficient to provide reasonable assurance of the issuer’s ability to meet its obligation to security-holders. Rating agencies typically rely to a large extent on historical data which may not accurately represent present or future circumstances. Ratings do not purport to reflect the risk of fluctuations in market value of the debt security and are not absolute standards of quality and only express the rating agency’s current opinion of an obligor’s overall financial capacity to pay its financial obligations. A credit rating is not a statement of fact or a recommendation to purchase, sell or hold a debt obligation. Also, credit quality can change suddenly and unexpectedly, and credit ratings may not reflect the issuer’s current financial condition or events since the security was last rated. Rating agencies may have a financial interest in generating business, including from the arranger or issuer of the security that normally pays for that rating, and providing a low rating might affect the rating agency’s prospects for future business. While rating agencies have policies and procedures to address this potential conflict of interest, there is a risk that these policies will fail to prevent a conflict of interest from impacting the rating.

Cyber Security Risk. The Fund is susceptible to operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-adviser, as applicable, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. While the Fund has established business continuity plans and risk management systems designed to reduce the risks associated with cyber security, there are inherent limitations in such plans and systems. Additionally, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Financials Sector Risk. Companies in the financial sector, including retail and commercial banks, insurance companies and financial services companies, may be adversely impacted by many factors, including, among others, government regulations, economic conditions, credit rating downgrades, changes in currency exchange rates, volatile interest rates, decreased liquidity in credit markets and competition from new entrants. Profitability of these companies is largely dependent on the availability and cost of capital and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers also can negatively impact the sector. These companies are also subject to substantial government regulation and intervention, which may adversely impact the scope of their activities, the prices they can charge, the amount of capital they must maintain, and potentially, their size. The impact of more stringent capital requirements, or recent or future regulation in various countries on any individual financial company or of the financial sector as a whole cannot be predicted. The financial sector is also a target for cyberattacks and may experience technology malfunctions and disruptions.

Index Provider Risk. The Fund seeks to achieve returns that generally correspond, before fees and expenses, to the performance of their Index, as published by their Index Provider. There is no assurance that the Index Provider will compile its Index accurately, select securities in accordance with the Index’s methodology properly, or that the Index will be determined, composed, calculated, rebalanced or reconstituted accurately. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology designed to select high quality preferred securities.

Interest Rate Risk. An increase in interest rates may cause the value of securities held by the Fund to decline. Fixed income securities with longer durations tend to be more sensitive to changes in interest rates, making them more volatile than securities with shorter durations or floating or adjustable interest rates. The negative impact on the Fund from potential interest rate increases could be swift and significant, including falling market values, increased redemptions and reduced liquidity. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value and the price at which the Fund’s Shares are trading on the Exchange which could result in a decrease in value of the Fund’s Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Funds’ market price. This reduced effectiveness could result in Fund Shares trading at a discount to net asset value and also in greater than normal intraday bid-ask spreads for Fund Shares.

Market Risk. Market risks include political, regulatory, market and economic developments, including developments that impact specific economic sectors, industries or segments of the market, which may affect the Fund’s value. Turbulence in financial markets and reduced liquidity in equity, credit and fixed income markets may negatively affect many issuers worldwide, which could have an adverse effect on the Fund. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. When you sell your Shares, they could be worth less than what you paid for them.

Non-Correlation Risk. The Fund’s return may not match the return of the Index for a number of reasons. For example, the Fund incurs operating expenses not applicable to the Index, and incurs costs in buying and selling securities, especially when rebalancing the Fund’s securities holdings to reflect changes in the composition of the Index. Although the Fund currently intends to seek to fully replicate the Index, the Fund may use a representative sampling approach, which may cause the Fund not to be as well-correlated with the return of the Index as would be the case if the Fund purchased all of the securities in the Index in the proportions represented in the Index. In addition, the performance of the Fund and the Index may vary due to asset valuation differences and differences between the Fund’s portfolio and the Index resulting from legal restrictions, cost or liquidity constraints.

Passive Investment Risk. The Fund invests in the securities included in the Index regardless of their investment merit. The Fund does not attempt to outperform the Index or take defensive positions in declining markets, except in connection with the Index’s risk reduction mechanism. As a result, the Fund’s performance may be adversely affected by a general decline in the market segments relating to the Index.

Preferred Securities Risk. Preferred securities combine some of the characteristics of both common stocks and bonds. Preferred securities are typically subordinated to bonds and other debt securities in a company’s capital structure in terms of priority to corporate income, subjecting them to greater credit risk than those debt securities. Generally, holders of preferred securities have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may obtain limited rights. In certain circumstances, an issuer of preferred securities may defer payment on the securities and, in some cases, redeem the securities prior to a specified date. Preferred securities may also be substantially less liquid than other securities, including common stock.

Premium/Discount Risk. The net asset value of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of Shares will generally fluctuate in accordance with change in net asset value as well as the relative supply of and demand for Shares on the Exchange. The Fund cannot predict whether Shares will trade bellow (discount), at or above (premium) their net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time.

Security Issuer Risk. Issuer‑specific attributes may cause a security held by the Fund to be more volatile than the market generally. The value of an individual security or particular type of security may be more volatile than the market as a whole and may perform differently from the value of the market as a whole.

REIT Risk. A REIT is a financial vehicle that pool investors’ capital to invest primarily in income-producing real estate or real estate-related loans or interests. The Index includes exposure to preferred securities issued by REITs, and the Fund may invest in preferred securities issued by REITs to the extent such securities are constituents of the Index. REITs are subject to the risk that the real estate market may experience an economic downturn generally, which may have a material effect on the real estate in which the REITs invest and their underlying portfolio securities. REITs are dependent upon the skills of their managers and are not necessarily diversified. REITs are generally dependent upon maintaining cash flows to repay borrowings and to make distributions to preferred shareholders and are subject to the risk of default by lessees or borrowers.

Investments in Equity REITs are subject to the risks associated with directly investing in real estate, which may include, but are not limited to: fluctuations in the value of underlying properties; defaults by borrowers or tenants; market saturation; changes in general and local operating expenses; and other economic, political or regulatory occurrences affecting companies in the real estate sector. Mortgage REITs are additionally affected by the ability of the issuers of its portfolio mortgages to repay their obligations. REITs also are subject to the possibilities of failing to qualify for tax free pass‑through of income under the Internal Revenue Code, and failing to maintain their exemption from registration under the 1940 Act. REITs whose underlying assets are concentrated in properties used by a particular industry are also subject to risks associated with such industry. REITs may have also a relatively small market capitalization which may result in their shares experiencing less market liquidity and greater price volatility than larger companies.

Small- and/or Mid-Capitalization Companies Risk. Small- and mid-capitalization companies may be more vulnerable to adverse general market or economic developments, and their securities may be less liquid and may experience greater price volatility than larger, more established companies as a result of several factors, including narrower markets for their goods and/or services, more limited managerial and financial resources, limited product lines, services, markets, financial resources or are dependent on a small management group. Because these stocks may not be well-known to the investing public, do not have significant institutional ownership and are followed by relatively few security analysts, there will normally be less publicly available information concerning these securities compared to what is available for the securities of larger companies. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, can decrease the value and liquidity of securities held by the Fund resulting in more volatile performance. Accordingly, such companies are generally subject to greater market risk than larger, more established companies.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such shares will develop or be maintained. Further, secondary markets may be subject to irregular trading activity and wide bid-ask spreads (which may be especially pronounced for smaller funds). Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable. In addition, trading in shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange’s “circuit breaker” rules. Market makers are under no obligation to make a market in the Fund’s Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. In the event market makers cease making a market in the Fund’s Shares or authorized participants stop submitting purchase or redemption orders for Creation Units, Fund Shares may trade at a larger premium or discount to their net asset value. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. The Fund may have difficulty maintaining its listing on the Exchange in the event the Fund’s assets are small or the Fund does not have enough shareholders.

Dividends, Distributions and Taxes

The following information about tax information applies equally to the EPRF Acquired Fund and the EPRF Acquiring Fund:

The Fund expects to declare and distribute all of its net investment income and its net realized capital gains, if any, at least annually. The Fund may distribute such income dividends and capital gains more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund. The amount of any distribution will vary, and there is no guarantee the Fund will pay either an income dividend or a capital gains distribution. Distributions may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

TAXES

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to continue to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•         Your Fund makes distributions,

•         You sell your Shares listed on the Exchange, and

•         You purchase or redeem Creation Units.

TAXES ON DISTRIBUTIONS

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Some portion of the ordinary income distributions that are attributable to dividends received by the Fund from shares in certain real estate investment trusts may be designated by the Fund as eligible for a deduction for qualified business income, provided certain holding period requirements are satisfied. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Shares that are attributable to qualifying dividends received by the Fund from certain corporations may be reported by the Fund as being eligible for the dividends received deduction.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Some capital gains, including some portion of your capital gain dividends, may be taxed at a higher maximum stated tax rate. Capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum marginal stated federal tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Share at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to you to defer recognition of the gain attributable to a capital gain dividend if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.

Ordinary income dividends received by an individual shareholder from a regulated investment company such as the Fund are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. Distributions with respect to shares in real estate investment trusts and foreign corporations are qualifying dividends only in limited circumstances. The Fund will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

TAXES ON EXCHANGE LISTED SHARES

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

TAXES ON PURCHASES AND REDEMPTIONS OF CREATION UNITS

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

TREATMENT OF FUND EXPENSES

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

BACKUP WITHHOLDING

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gain distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the Shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

NON‑U.S. TAX CREDIT

If the Fund invests in non‑U.S. securities, the tax statement that you receive may include an item showing non‑U.S. taxes the Fund paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Fund paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

NON‑U.S. INVESTORS

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

INVESTMENTS IN CERTAIN NON‑U.S. CORPORATIONS

If the Fund holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain non‑U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Fund could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its shareholders. The Fund will not be able to pass through to its shareholders any credit or deduction for such taxes. The Fund may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Fund would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Fund might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the statement of additional information for more information.

Additional Information

The following additional information applies equally to the BUFF Acquired Fund and the BUFF Acquiring Fund:

Distributor

Foreside Fund Services, LLC serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in the Shares.

Purchase and Sale of Fund Shares

The Fund will issue and redeem Shares at NAV only with authorized participants that have entered into agreements with the Fund’s distributor and only in large blocks of Shares or multiples thereof, in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may issue and redeem Shares in exchange for cash at a later date but has no current intention of doing so. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

How to Buy and Sell Shares

The Fund issues or redeems its Shares at NAV per Share only in Creation Units. Most investors will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, an investor may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

APs may acquire Shares directly from the Fund, and APs may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units or Creation Unit Aggregations, and in accordance with the procedures described in the SAI.

BOOK ENTRY

Shares are held in book‑entry form, which means that no stock certificates are issued. The Depository Trust Company or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

FUND SHARE TRADING PRICES

The trading prices of Shares on the Exchange may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

The approximate value of Shares, an amount representing on a per Share basis the sum of the current market price of the securities accepted by the Fund in exchange for Shares and an estimated cash component, will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association. This approximate value should not be viewed as a “real‑time” update of the NAV per Share of the Fund because the approximate value may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day. The Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and the Fund does not make any warranty as to its accuracy.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

Shares may be purchased and redeemed directly from the Fund only in Creation Units by APs that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. In‑kind purchases and redemptions of Creation Units by APs and cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares. Cash purchases and/or redemptions of Creation Units, however, can result in increased tracking error, disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by APs increases. However, direct trading by APs is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from APs that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of all of the net assets of the Fund. In calculating NAV, the Fund generally values its investment portfolio at market price.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact Trust I’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Disclaimers

Innovator does not guarantee the accuracy and/or the completeness of the Index or any data included therein, and Innovator shall have no liability for any errors, omissions, restatements, re‑calculations or interruptions therein. Innovator makes no warranty, express or implied, as to results to be obtained by the Fund, owners of the Shares any other person or entity from the use of the Index or any data included therein. Innovator makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall Innovator have any liability for any special, punitive, direct, indirect or consequential damages (including lost profits) arising out of matters relating to the use of the Index even if notified of the possibility of such damages.

Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to S&P Dow Jones Indices LLC and its affiliates and have been sublicensed for use for certain purposes by Innovator. The Index is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by Innovator. Innovator’s products are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, any of their respective affiliates or third-party licensors (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the owners of the Innovator’s products or any member of the public regarding the advisability of investing in securities generally or in Innovator’s products particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices’ only relationship to Innovator with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Innovator or Innovator’s products. S&P Dow Jones Indices have no obligation to take the needs of Innovator or the owners of Innovator’s products into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of Innovator’s products or the timing of the issuance or sale of Innovator’s products or in the determination or calculation of the equation by which Innovator’s products is to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of Innovator’s products. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisers. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE ADVISER, OWNERS OF THE ADVISER’S PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE ADVISER, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Fund Service Providers

US Bancorp Fund Services LLC, doing business as U.S. Bank Global Fund Services, is the administrator and transfer agent for Trust I. U.S. Bank, N.A. serves as the custodian for Trust I.

Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, serves as legal counsel to Trust I.

Cohen & Company, Ltd. serves as Trust I’s independent registered public accounting firm and is responsible for auditing the annual financial statements of Trust I. Prior to October 2, 2017, another independent registered public accounting firm served as Trust I’s independent registered public accounting firm.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Investments by Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1) subject to certain terms and conditions set forth in an SEC exemptive order issued to Trust I, including that such investment companies enter into an agreement with Trust I on behalf of the Fund prior to exceeding the limits imposed by Section 12(d)(1). The Securities and Exchange Commission adopted Rule 12d1-4 under the 1940 Act on November 19, 2020, which became effective January 19, 2021. Rule 12d1-4 allows, subject to certain conditions, the Fund to invest in other registered investment companies and other registered investment companies to invest in the Fund beyond the limits contained in Section 12(d)(1) of the 1940 Act. While the Fund may comply with Rule 12d1-4 prior to January 19, 2022, its exemptive relief is expected to be rescinded effective January 19, 2022. After January 19, 2022, the Fund will be required to comply with the conditions of Rule 12d1-4.

Exhibit D

OWNERSHIP OF FUND SHARES AND FINANCIAL HIGHLIGHTS

Ownership of Fund Shares

As of the date of this Combined Information Statement/Prospectus, no shares of either Acquiring Fund have been issued. Although Trust II does not have information concerning the beneficial ownership of shares held in the names of Depository Trust Company participants (“DTC Participants”), as of July 23, 2021, the name and percentage ownership of each DTC Participant that owned 5% or more of the outstanding shares of each Acquired Fund is set forth in the below table. Shareholders having more than 25% beneficial ownership of an Acquired Fund’s outstanding shares may be in control of the Fund and may be able to affect the outcome of certain matters presented for a vote of shareholders. The table set forth below shows the percentage ownership of each person or “group” (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended) who, as of July 23, 2021, owned of record, or is known by Trust II to have owned of record or beneficially, 5% or more of the shares of an Acquired Fund.

BUFF Acquired Fund

Shareholder Name and Address	Percent
Charles Schwab & Co Inc. 211 Main Street San Francisco, California 94105-1905	26.76%
TD Ameritrade Clearing, Inc. 200 South 108th Avenue Omaha, Nebraska 68103	21.95%
Pershing LLC 1 Pershing Plaza Jersey City, New Jersey 07399-0002	18.37%
National Financial Services LLC 499 Washington Boulevard Jersey City, New Jersey 07310-1995	14.93%
JP Morgan Chase Bank, National Association 14201 Dallas Parkway, Chase International Plaza Dallas, TX 75254-2916	6.66%

EPRF Acquired Fund

Shareholder Name and Address	Percent
Charles Schwab & Co Inc. 211 Main Street San Francisco, California 94105-1905	23.55%
National Financial Services LLC 499 Washington Boulevard Jersey City, New Jersey 07310-1995	13.91%
TD Ameritrade Clearing, Inc. 200 South 108th Avenue Omaha, Nebraska 68103	13.71%
Raymond James 880 Carillon Parkway St. Petersburg, Florida 33716-1100	12.33%
Pershing LLC 1 Pershing Plaza Jersey City, New Jersey 07399-0002	10.18%
UBS Financial Services Inc. 1000 Harbor Boulevard Weehawken, New Jersey 07086	6.47%

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Financial Highlights

The fiscal year of each of the Acquired Funds is October 31. The financial highlights table is intended to help you understand each Acquired Fund’s financial performance for the past five years. The financial highlights of each Acquired Fund are contained in the Annual Report to shareholders of each Acquired Fund for the fiscal year ended October 31, 2020, which have been audited by the Acquired Funds’ independent registered public accounting firm Cohen & Company, Ltd. The Annual Report to shareholders and Report of the Independent Registered Public Accounting Firm and audited financial statements included in the Annual Report to shareholders for each of the Acquired Funds for the fiscal year ended October 31, 2020 are incorporated herein by reference. The Semi-Annual Report for the fiscal period ended April 30, 2021 and financial highlights contained therein, which has previously been sent to shareholders, is available on request and without charge by calling 1-800-208-5212, and with respect to the Acquired Funds, are incorporated by reference herein to this Combined Information Statement/Prospectus.

The fiscal year end of the Acquiring Funds is October 31. The BUFF Acquiring Fund will adopt the financial statements of the BUFF Acquired Fund. The EPRF Acquiring Fund will adopt the financial statements of the EPRF Acquired Fund.

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